Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Raptor Pharmaceutical Corp.,

at

$9.00 NET PER SHARE

by

Misneach Corporation

an indirect wholly owned subsidiary of

Horizon Pharma Public Limited Company

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT (NEW YORK TIME), AT THE END OF THE DAY ON OCTOBER 24, 2016, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

This Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of September 12, 2016 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Raptor Pharmaceutical Corp., a Delaware corporation (“Raptor”), Horizon Pharma plc, a public limited company organized under the laws of Ireland (“Parent”), and Misneach Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Purchaser”). Purchaser is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Raptor, at a price of $9.00 per Share (the “Offer Price”), net to the holder thereof, in cash, without interest thereon (less any required withholding taxes), upon the terms and subject to the conditions set forth in this Offer to Purchase, dated September 26, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).

Pursuant to the Merger Agreement, as soon as practicable following the time we accept, for the first time, for payment Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Time”) and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will merge with and into Raptor (the “Merger”), with Raptor continuing as the surviving corporation in the Merger and as an indirect wholly owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than any Shares (i) owned by Parent, Purchaser or Raptor or by any direct or indirect wholly owned subsidiary of Parent, Purchaser or Raptor, (ii) irrevocably accepted for purchase pursuant to the Offer (“Accepted Shares”), or (iii) held by a holder who is entitled to demand and who properly and validly demands their statutory rights of appraisal in respect of such Shares in compliance in all respects with Section 262 of the Delaware General Corporation Law (the “DGCL”), and in the case of (i) and (ii), such Shares will be canceled without any consideration paid therefor (other than, for the avoidance of doubt and without duplication, any consideration that remains payable with respect to any such Accepted Shares pursuant to the Offer)) will be automatically converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon (less any required withholding taxes). Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

THE BOARD OF DIRECTORS OF RAPTOR HAS UNANIMOUSLY RECOMMENDED THAT YOU

TENDER ALL OF YOUR SHARES PURSUANT TO THE OFFER.

The board of directors of Raptor (the “Raptor Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of Raptor and its stockholders; (ii) approved and declared it advisable that Raptor enter into the Merger Agreement; (iii) approved and declared advisable the Merger Agreement, the performance by Raptor of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained in the Merger Agreement; (iv) agreed that the Merger will be effected under Section 251(h) of the DGCL; (v) resolved, upon the terms and subject to the conditions set forth in the Merger Agreement, to recommend that Raptor’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (vi) authorized and approved the execution, delivery and performance of the Merger Agreement by Raptor.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things, (i) there being validly tendered and not validly withdrawn prior to the Expiration Time (as defined below) that number of Shares that, together with the Shares then owned by Parent, Purchaser and their respective controlled affiliates (if any), represent one more than 50% of the sum of (A) the total number of Shares outstanding at the time of the expiration of the Offer (not including Shares tendered pursuant to guaranteed delivery procedures for which the underlying Shares have not yet been delivered) plus (B) the aggregate number of Shares issuable to holders of options to purchase Shares (the “Raptor Options”) from which Raptor has received valid notices of exercise (including payment of any applicable exercise price) prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Raptor Options) plus (C) the aggregate number of Shares issuable to holders of 8.0% Convertible Senior Notes due 2019 of Raptor (the “Raptor Convertible Notes”) from which Raptor has received valid notices of conversion prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Raptor Convertible Notes) (the “Minimum Condition”); (ii) subject to certain materiality exceptions, the truth and accuracy of certain representations and warranties of Raptor contained in the Merger Agreement; (iii) the expiration or termination of any applicable waiting period (and extensions thereof) relating to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (iv) completion of the ten (10) consecutive business day marketing period as defined in the Merger Agreement; (v) the absence of a material adverse effect on Raptor and (vi) certain other customary conditions. See Section 15 — “Conditions of the Offer.”

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer. A summary of the principal terms of the Offer appears on pages 5 through 12 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

September 26, 2016

IMPORTANT

If you desire to tender all or any portion of your Shares in the Offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate has been issued to you or book entry has been issued to or entered for you and registered in your name), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificate to American Stock Transfer & Trust Company, LLC, the Depositary (as defined below) for the Offer, or follow the procedures for book entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Tendering Shares.”

•	If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery, however, any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually delivered prior to the Effective Time will not count toward satisfaction of the Minimum Condition. Please call MacKenzie Partners, Inc. (the “Information Agent”), at (212) 929-5500 (call collect) or (800) 322-2885 (toll free). See Section 3 — “Procedures for Tendering Shares” for further details.

•	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered to Purchaser before the expiration of the Offer.

The Letter of Transmittal, the certificates for the Shares (or confirmation of the book-entry transfer of such Shares) and any other required documents must reach the Depositary before the expiration of the Offer (currently scheduled for midnight (New York time), at the end of the day on October 24, 2016, unless the Offer is extended or earlier terminated in accordance with the terms of the Merger Agreement), unless the procedures for guaranteed delivery described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase are followed.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

* * *

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from your broker, dealer, commercial bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the SEC at www.sec.gov.

The Information Agent for the Offer is:

SUMMARY TERM SHEET	5

INTRODUCTION	12

THE OFFER	14

1. Terms of the Offer	14
2. Acceptance for Payment and Payment for Shares	15
3. Procedures for Tendering Shares	16
4. Withdrawal Rights	19
5. Certain Material U.S. Federal Income Tax Considerations	20
6. Price Range of Shares; Dividends	22
7. Certain Information Concerning Raptor	23
8. Certain Information Concerning Purchaser and Parent	24
9. Source and Amount of Funds	25
10. Background of the Offer; Contacts with Raptor	27
11. The Transaction Documents	32
12. Purpose of the Offer and Plans for Raptor	49
13. Certain Other Effects	49
14. Dividends and Distributions	51
15. Conditions of the Offer	51
16. Certain Legal Matters; Regulatory Approvals	53
17. Fees and Expenses	56
18. Miscellaneous	56

SUMMARY TERM SHEET

Purchaser, an indirect wholly owned subsidiary of Parent, is offering to purchase all outstanding shares of common stock, par value $0.001 per share, of Raptor for $9.00 per Share, net to the holder thereof, in cash, without interest thereon (less any required withholding taxes), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase and you should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the related Letter of Transmittal. We have included cross-references to other sections of this Offer to Purchase in this summary term sheet to direct you to the sections of the Offer to Purchase containing a more complete description of the topics covered in this summary term sheet. Questions or requests for assistance may be directed to the Information Agent, at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless the context otherwise requires, the terms “we,” “our” and “us” refer to Purchaser.

Securities Sought	All of the outstanding shares of common stock, par value $0.001 per share, of Raptor.

Price Offered Per Share	$9.00 per Share, net to the holder thereof, in cash, without interest thereon (less any required withholding taxes).

Scheduled Expiration of Offer	Midnight (New York time), at the end of the day on October 24, 2016, unless the Offer is extended or earlier terminated in accordance with the terms of the Merger Agreement. See Section 1 — “Terms of the Offer.”

Purchaser	Misneach Corporation. We are a Delaware corporation formed for the purpose of making this tender offer for all of the outstanding shares of common stock of Raptor. We are an indirect wholly owned subsidiary of Parent. See Section 8 — “Certain Information Concerning Purchaser and Parent.”

Raptor Board’s Recommendation	The Raptor Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of Raptor and its stockholders; (ii) approved and declared it advisable that Raptor enter into the Merger Agreement; (iii) approved and declared advisable the Merger Agreement, the performance by Raptor of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained in the Merger Agreement; (iv) agreed that the Merger will be effected under Section 251(h) of the DGCL; (v) resolved, upon the terms and subject to the conditions set forth in the Merger Agreement, to recommend that Raptor’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (vi) authorized and approved the execution, delivery and performance of the Merger Agreement by Raptor (the “Raptor Board Recommendation”).

Who is offering to buy my securities?

Our name is Misneach Corporation. We are a Delaware corporation formed for the purpose of making this tender offer for all of the outstanding shares of common stock of Raptor. We are an indirect wholly owned subsidiary of Parent. See Section 8 — “Certain Information Concerning Purchaser and Parent.”

What securities are you offering to purchase?

We are offering to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Raptor on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. We refer to one share of Raptor’s outstanding common stock, par value $0.001 per share, as a “Share.” See the “Introduction.”

Why are you making the Offer?

We are making the Offer pursuant to the Merger Agreement in order to acquire the entire equity interest in Raptor while allowing Raptor’s stockholders an opportunity to receive the Offer Price as soon as practicable after the Expiration Date (as defined below) by tendering their Shares pursuant to the Offer. If the Offer is consummated, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and Raptor will consummate the Merger as soon as practicable thereafter without any action by the stockholders of Raptor in accordance with Section 251(h) of the DGCL. At the Effective Time, Raptor will become an indirect wholly owned subsidiary of Parent. See Section 12 — “Purpose of the Offer and Plans for Raptor.”

How much are you offering to pay for my securities and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $9.00 per Share, net to the holder thereof, in cash, without interest thereon (less any required withholding taxes). If you are the record holder of your Shares (i.e., a stock certificate evidencing the Shares has been issued to you or book entry has been issued to or entered for you and registered in your name) and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, they may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction,” Section 1 — “Terms of the Offer,” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Do you have the financial resources to pay for the Shares?

No. We estimate that we will need approximately $895.0 million to purchase all of the issued and outstanding Shares and to pay related fees and expenses, including the repayment of up to approximately $54.6 million of Raptor’s existing indebtedness at the closing of the Offer and the Merger (collectively, the “Closing Financing Obligations”). Horizon Pharma, Inc., an indirect wholly owned subsidiary of Parent (“HPI”), has entered into an amended and restated debt commitment letter (the “Debt Commitment Letter”) with Bank of America, N.A., JPMorgan Chase Bank, N.A., Jefferies Finance LLC, Citigroup Global Markets, Inc., Cowen and Company, LLC and Cowen Structured Holdings, Inc. (collectively the “Debt Commitment Parties”) pursuant to which the Debt Commitment Parties have provided $675.0 million in debt commitments. Subject to certain conditions, the senior secured incremental term loans provided with respect to the contemplated debt financing will be fully drawn on the date of the closing of such financing and available to Purchaser, together with Parent’s cash and cash equivalents and the cash and cash equivalents of Raptor that are anticipated to be available to Parent immediately following the consummation of the Merger, to satisfy the Closing Financing Obligations. Parent and its consolidated subsidiaries had cash and cash equivalents of approximately $424.5 million as of June 30, 2016 and Raptor and its consolidated subsidiaries had cash and cash equivalents of approximately $124.2 million as of June 30, 2016. The Offer is not conditioned on completion of any financing or receipt of financing proceeds. In the event that we do not receive the proceeds of the contemplated debt financing (either because the conditions to such financing are not satisfied, the Debt Commitment Parties fail to satisfy their obligations under the Debt Commitment Letter or otherwise), or any alternative financing of substantially similar amount, we will not have sufficient financial resources available to satisfy the Closing Financing Obligations. If we do, however, receive the proceeds of the contemplated debt financing (or any alternative financing of substantially similar amount), we will then have sufficient financial resources to satisfy the Closing Financing Obligations. See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

We do not believe that our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:

•	we are offering to purchase all of the outstanding Shares in the Offer solely for cash;

•	the consummation of the Offer is not subject to any financing condition;

•	if the Offer is consummated, Purchaser will acquire all remaining Shares for the same cash price in the Merger; and

•	we have received debt commitments in respect of funds sufficient with our existing funds to purchase all Shares tendered pursuant to the Offer.

See Section 12 — “Purpose of the Offer and Plans for Raptor,” Section 9 — “Source and Amount of Funds,” and Section 15 — “Conditions of the Offer.”

Is there an agreement governing the Offer?

Yes. Raptor, Parent and Purchaser have entered into the Merger Agreement. Pursuant to the Merger Agreement, the parties have agreed on the terms and conditions of the Offer and, following consummation of the Offer, the Merger of Purchaser with and into Raptor. See Section 11 — “The Transaction Documents.”

Has the Raptor Board made a recommendation with respect to the Offer?

The Raptor Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of Raptor and its stockholders; (ii) approved and declared it advisable that Raptor enter into the Merger Agreement; (iii) approved and declared advisable the Merger Agreement, the performance by Raptor of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained in the Merger Agreement; (iv) agreed that the Merger will be effected under Section 251(h) of the DGCL; (v) resolved, upon the terms and subject to the conditions set forth in the Merger Agreement, to recommend that Raptor’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (vi) authorized and approved the execution, delivery and performance of the Merger Agreement by Raptor.

How long do I have to decide whether to tender in the Offer?

The Offer is currently scheduled to expire at the “Expiration Time” which is midnight (New York time), at the end of the day on October 24, 2016, unless the Offer is extended in accordance with the terms of the Merger Agreement, in which event the “Expiration Time” shall mean the latest time and date at which the Offer, as so extended, shall expire. The date on which the Expiration Time occurs is referred to herein as the “Expiration Date.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other matters:

•	there being validly tendered and not validly withdrawn prior to the Expiration Time that number of Shares that, together with the Shares then owned by Parent, Purchaser and their respective controlled affiliates (if any), represent one more than 50% of the sum of (A) the total number of Shares outstanding at the time of the expiration of the Offer (not including Shares tendered pursuant to guaranteed delivery procedures for which the underlying Shares have not yet been delivered) plus (B) the aggregate number of Shares issuable to holders of Raptor Options from which Raptor has received valid notices of exercise (including payment of any applicable exercise price) prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Raptor Options) plus (C) the aggregate number of Shares issuable to holders of Raptor Convertible Notes from which Raptor has received valid notices of conversion prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Raptor Convertible Notes) (the “Minimum Condition”);

•	subject to certain materiality exceptions, the truth and accuracy of certain representations and warranties of Raptor contained in the Merger Agreement;

•	the expiration or termination of any applicable waiting period (and extensions thereof) relating to the Offer under the HSR Act;

•	completion of the ten (10) consecutive business day marketing period as defined in the Merger Agreement;

•	the absence of a material adverse effect on Raptor; and

•	other customary conditions described in this Offer to Purchase as set forth in Section 15 — “Conditions of the Offer” (collectively, the “Offer Conditions”).

We and Parent may waive certain of the Offer Conditions, other than the Minimum Condition and the conditions set forth in clauses (2), (5) or (9) in Section 15 — “Conditions of the Offer”, in whole or in part, at any time and from time to time, without Raptor’s consent. See Section 15 — “Conditions of the Offer.”

Can the Offer be extended and if so, under what circumstances can or will the Offer be extended?

Yes, the Offer can be extended. Pursuant to the Merger Agreement, we are required to extend the Offer (i) if at midnight, New York time, at the end of the day on the Expiration Date or any subsequent date as of which the Offer is scheduled to expire, any Offer Condition is not satisfied or, to the extent waivable in accordance with the terms thereof, has not been waived by Purchaser or Parent and (ii) for any period required by any law or order, or any rule, regulation, interpretation or position of the SEC or its staff or The NASDAQ Global Select Market (“NASDAQ”), in any such case that is applicable to the Offer. If we extend the Offer, such extension will extend the time that you will have to tender your Shares. However, in no event will we be required to extend the Offer beyond January 9, 2017 (the “Termination Date”). See Section 1 — “Terms of the Offer.”

How will I be notified if the Offer is extended?

If we decide to extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension, no later than 9:00 a.m. (New York time) on the next business day after the date the Offer was scheduled to expire. See Section 1 — “Terms of the Offer.”

Have any stockholders already agreed to tender their Shares in the Offer?

Yes. Each of Raptor’s directors and executive officers (together, the “Supporting Stockholders”) have entered into a tender and support agreement with us and Parent pursuant to which, among other matters, the Supporting Stockholders have agreed to tender all Shares now held or hereafter acquired by them in the Offer. As of September 21, 2016, the Supporting Stockholders owned an aggregate of approximately 1.0% of the outstanding Shares. See Section 11 — “The Transaction Documents — Tender and Support Agreements.”

How do I tender my Shares?

If you wish to accept the Offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate evidencing your Shares has been issued to you or book entry has been issued to or entered for you and registered in your name), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificate to the Depositary for the Offer or follow the procedures for book entry transfer set forth in Section 3 of the Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Tendering Shares.”

•	If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery, however, any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually delivered prior to the Effective Time will not count toward satisfaction of the Minimum Condition. Please call the Information Agent, at (212) 929-5500 (call collect) or (800) 322-2885 (toll free) for assistance. See Section 3 — “Procedures for Tendering Shares” for further details.

•	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered to Purchaser before the expiration of the Offer. See Section 3 — “Procedures for Tendering Shares.”

Until what time can I withdraw previously tendered Shares?

You can withdraw some or all of the Shares that you tender in the Offer at any time prior to the expiration of the Offer and following such expiration, you can withdraw them unless and until we accept Shares for payment as provided herein. Once we accept Shares for payment, you will no longer be able to withdraw them. See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw Shares, you must deliver a written notice of withdrawal, which includes all required information, to the Depositary while you have the right to withdraw the Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange to withdraw the Shares. See Section 4 — “Withdrawal Rights.”

What will happen to stock options and restricted stock units in the Offer?

The Offer is being made only for Shares, and not for Raptor Options or restricted stock units with respect to Shares (the “Raptor RSUs”) issued pursuant to Raptor’s 2006 Equity Incentive Plan, the TorreyPines Therapeutics Inc. 2006 Equity Incentive Plan, Raptor’s 2010 Stock Incentive Plan or Raptor’s 2014 Employment Commencement Incentive Plan, in each case, as amended from time to time (the “Raptor Equity Plans”). Holders of outstanding Raptor Options or Raptor RSUs may participate in the Offer only if they first exercise such Raptor Options (to the extent exercisable) or become vested in such Raptor RSUs which are then settled in Shares in accordance with the terms of the applicable Raptor Equity Plan and other applicable Raptor award agreements and tender the Shares, if any, issued upon such exercise or in connection with such vesting and settlement. Any such exercise or settlement needs to be completed sufficiently in advance of the Expiration Date to assure that the holder of such outstanding Raptor Options or Raptor RSUs will have sufficient time to comply with the procedures for tendering Shares described below in Section 3 — “Procedures for Tendering Shares.”

Each Raptor Option that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and exercisable immediately prior to the Effective Time. Effective as of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Raptor Option that is then outstanding and unexercised will be canceled and terminated as of the Effective Time, and each holder of each such Raptor Option with an exercise price per Share that is less than the Offer Price will be paid an amount in cash (without interest), if any, equal to the product obtained by multiplying (x) the aggregate number of Shares underlying such Raptor Option immediately prior to the Effective Time, by (y) the amount by which the Offer Price exceeds the per share exercise price of such Raptor Option, less any applicable withholding taxes (the “Option Consideration”); provided, if it is reasonably determined that such Raptor Options cannot be automatically canceled and converted into the right to receive the Option Consideration in accordance with the terms of the applicable Raptor Equity Plan and other terms of such Raptor Options, including those set forth in any separate agreement between Raptor and the holder(s) of such Raptor Options, the holder(s) of such Raptor Options shall be required, prior to receiving the Option Consideration payable in respect of such Raptor Options under the Merger Agreement, to deliver to the Surviving Corporation an option cancellation agreement in a form reasonably satisfactory to the Surviving Corporation in respect of such Raptor Options. Each Raptor Option that has an exercise price per Share that is equal to or greater than the Offer Price will be canceled at the Effective Time and terminated without any cash payment or other consideration being made to such optionholder.

Each Raptor RSU that is outstanding as of immediately prior to the Effective Time will become fully vested immediately prior to the Effective Time. In lieu of an issuance of Shares in settlement of such vested Raptor RSUs, as of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Raptor RSU will be canceled and terminated and converted into the right to receive an amount in cash (without interest) equal to the product obtained by multiplying (x) the aggregate number of Shares underlying such Raptor RSU immediately prior to the Effective Time, by (y) the Offer Price, less any applicable withholding taxes.

See Section 11 — “The Transaction Documents — The Merger Agreement — Stock Options and Restricted Stock Units.”

When and how will I be paid for my tendered Shares?

Subject to the terms and conditions of the Offer, we will pay for all Shares validly tendered that have not been validly withdrawn promptly following the expiration of the Offer and the satisfaction or waiver of the Offer Conditions to the Offer set forth in Section 15 — “Conditions of the Offer.” However, we do reserve the right in our sole discretion and subject to applicable law and the terms of the Merger Agreement, to delay the acceptance for payment for Shares until satisfaction of all conditions to the Offer. See Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

We will pay for your Shares by depositing the Offer Price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment to record holders for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such shares as described in Section 3 — “Procedures for Tendering Shares — Book-Entry Delivery”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents. See Section 2 — “Acceptance for Payment and Payment for Shares.”

Will the Offer be followed by a merger if all the Shares are not tendered in the Offer?

Yes. If at least such number of Shares as satisfies the Minimum Condition are validly tendered and accepted for payment by us in the Offer, and the other conditions to the Merger are satisfied or waived (see Section 11 — “The Transaction Documents — The Merger Agreement — Conditions to the Merger”), then, in accordance with the terms of the Merger Agreement, we will complete the Merger as soon as practicable following the Acceptance Time without a vote of Raptor’s stockholders pursuant to Section 251(h) of the DGCL.

Upon the successful consummation of the Offer, will Raptor continue as a public company?

No. Following the purchase of the Shares in the Offer, we, Parent and Raptor expect to consummate the Merger as soon as practicable in accordance with Section 251(h) of the DGCL, after which the Surviving Corporation will be an indirect wholly owned subsidiary of Parent and the Shares will no longer be publicly traded. Following consummation of the Merger, we intend to cause Raptor to be delisted from NASDAQ and deregistered under the Securities Exchange Act of 1934, as amended, and the regulations thereunder (the “Exchange Act”). See Section 13 — “Certain Other Effects.”

Will there be a subsequent offering period?

No. The terms of the Offer do not provide for a subsequent offering period.

If I decide not to tender my Shares pursuant to the Offer, how will the Offer affect my Shares?

Following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and Raptor will consummate the Merger as soon as practicable. If the Merger is consummated, then stockholders who did not tender their Shares pursuant to the Offer (other than those properly and validly exercising their statutory rights of appraisal in compliance in all respects with Section 262 of the DGCL) will receive the same amount of cash per Share that they would have received had they tendered their Shares pursuant to the Offer. Therefore, if the Merger takes place and you do not perfect your appraisal rights, the only difference to you between tendering your Shares pursuant to the Offer and not tendering your Shares pursuant to the Offer would be that, if you tender your Shares, you may be paid sooner. Because the Merger will be governed by and effected under Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger.

Are appraisal rights available in either the Offer or the Merger?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders will be entitled to appraisal rights in connection with the Merger if they did not tender Shares in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

What is the market value of my Shares as of a recent date?

On September 9, 2016, the trading day immediately prior to the date of the Merger Agreement, the last reported sales price of the Shares on NASDAQ was $7.45 per Share. Therefore, the Offer Price of $9.00 per Share represents a premium of approximately 21% over the September 9, 2016 closing stock price, a premium of approximately 35% over the average closing trading price reported on NASDAQ over the 60 days ending September 9, 2016 and a premium of approximately 62% over the average closing trading price reported on NASDAQ over the six (6) month period ending September 9, 2016. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender. See Section 6 — “Price Range of Shares; Dividends.”

What are the material U.S. federal income tax consequences of participating in the Offer or the Merger?

In general, the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, non-U.S. or other tax laws. You should consult your tax advisor about the tax consequences to you of participating in the Offer in light of your particular circumstances. See Section 5 — “Certain Material U.S. Federal Income Tax Considerations.”

Who can I talk to if I have questions about the Offer?

You can call MacKenzie Partners, Inc., the Information Agent for the Offer, at (212) 929-5500 (call collect) or (800) 322-2885 (toll free). See the back cover of this Offer to Purchase.

To the Holders of Shares of Raptor:

INTRODUCTION

We are offering to purchase all outstanding Shares of Raptor for the Offer Price, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Stockholders who are record owners of their Shares (i.e., a stock certificate evidencing the Shares has been issued to such stockholder or book entry has been issued to or entered for such stockholder and registered in such stockholder’s name) and who tender directly to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees or commissions. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if the nominee charges any transaction fees. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not have to pay stock transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of the Depositary and Information Agent incurred in connection with the Offer. See Section 17 — “Fees and Expenses.”

We are making the Offer pursuant to the Merger Agreement. The Merger Agreement provides, among other matters, that as soon as practicable after the consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into Raptor, with Raptor continuing as the Surviving Corporation. At the Effective Time, each outstanding Share (other than any Shares (i) owned by Parent, Purchaser or Raptor or by any direct or indirect wholly owned subsidiary of Parent, Purchaser or Raptor, (ii) irrevocably accepted for purchase pursuant to the Offer, or (iii) held by a holder who is entitled to demand and who properly and validly demands their statutory rights of appraisal in respect of such Shares in compliance in all respects with Section 262 of the DGCL, and in the case of (i) and (ii), such Shares will be canceled without any consideration paid therefor (other than, for the avoidance of doubt and without duplication, any consideration that remains payable with respect to any such Accepted Shares pursuant to the Offer)) will be automatically converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon (less any required withholding taxes). Stockholders who properly and validly exercise appraisal rights under Delaware law will be entitled to receive a judicially determined fair value for their Shares, which value could be more or less than the consideration to be paid in the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. See Section 11 — “The Transaction Documents.”

The Raptor Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of Raptor and its stockholders; (ii) approved and declared it advisable that Raptor enter into the Merger Agreement; (iii) approved and declared advisable the Merger Agreement, the performance by Raptor of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained in the Merger Agreement; (iv) agreed that the Merger will be effected under Section 251(h) of the DGCL; (v) resolved, upon the terms and subject to the conditions set forth in the Merger Agreement, to recommend that Raptor’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (vi) authorized and approved the execution, delivery and performance of the Merger Agreement by Raptor.

Raptor has agreed to file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Schedule 14D-9 will include a more complete description of the Raptor Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and holders of the Shares are encouraged to review the Schedule 14D-9 carefully.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things, (i) there being validly tendered and not validly withdrawn prior to the Expiration Time that number of Shares that, together with the Shares then owned by Parent, Purchaser and their respective controlled affiliates (if any), represent one more than 50% of the sum of (A) the total number of Shares outstanding at the time of the expiration of the Offer (not including Shares tendered pursuant to guaranteed delivery procedures for which the underlying Shares have not yet been delivered) plus (B) the aggregate number of Shares issuable to holders of Raptor Options from which Raptor has received valid notices of exercise (including payment of any applicable exercise price) prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Raptor Options) plus (C) the aggregate number of Shares issuable to holders of Raptor Convertible Notes from which Raptor has received valid notices of conversion prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Raptor Convertible Notes); (ii) subject to certain materiality exceptions, the truth and accuracy of certain representations and warranties of Raptor contained in the Merger Agreement; (iii) the expiration or termination of any applicable waiting period (and extensions thereof) relating to the Offer under the HSR Act; (iv) completion of the ten (10) consecutive business day marketing period as defined in the Merger Agreement; (v) the absence of a material adverse effect on Raptor; and (vi) certain other customary conditions. See Section 15 — “Conditions of the Offer.”

According to Raptor, as of the close of business on September 21, 2016, (i) 85,734,327 Shares were issued and outstanding, (ii) no Shares were held by Raptor in its treasury; (iii) there were outstanding Raptor Options to purchase 8,921,475 Shares, and (iv) 786,654 Shares were subject to issuance pursuant to outstanding Raptor RSUs. Accordingly, assuming that no Raptor Options are exercised and that no Raptor RSUs vest prior to the expiration of the Offer, the Minimum Condition would be satisfied if at least 42,867,165 Shares are validly tendered and not validly withdrawn pursuant to the Offer. The actual number and percentage of outstanding Shares that are required to be tendered to satisfy the Minimum Condition will depend on the actual number of Shares outstanding at the Expiration Date.

The Supporting Stockholders have each entered into a tender and support agreement with us and Parent pursuant to which, among other matters, the Supporting Stockholders have agreed to tender all Shares now held or hereafter acquired by them in the Offer. As of September 21, 2016, the Supporting Stockholders owned an aggregate of approximately 1.0% of the outstanding Shares. See Section 11 — “The Transaction Documents — Tender and Support Agreements.”

The Merger will be governed by and effected under Section 251(h) of the DGCL. Accordingly, after the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and Raptor will cause the closing of the Merger to take place as soon as practicable without a meeting of stockholders of Raptor in accordance with Section 251(h) of the DGCL. Following the Merger, our directors and officers will be the directors of the Surviving Corporation.

Appraisal rights are not available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to appraisal rights under the DGCL in connection with the Merger. See Section 16 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read carefully both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions set forth in the Offer, we will accept for payment and pay for all Shares that are validly tendered and not validly withdrawn on or prior to the Expiration Time.

The Offer is subject to the conditions set forth in Section 15 — “Conditions of the Offer,” which include, among other matters, satisfaction of the Minimum Condition. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Time, promptly after the Expiration Time.

There will not be a subsequent offering period for the Offer. Pursuant to the Merger Agreement, after the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and Raptor will take all necessary and appropriate action to cause the closing of the Merger to take place as soon as practicable following the Acceptance Time. Because the Merger will be governed by and effected under Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

The Merger Agreement provides that Purchaser is required to extend the Offer (i) for successive extension periods of ten (10) business days each (or any longer period as may be approved in advance by Raptor) if the Minimum Condition or any of the other conditions to the Offer have not been satisfied or waived (if permitted under the Merger Agreement) as of any then scheduled expiration of the Offer, in order to permit the satisfaction of all of the conditions to the Offer, and (ii) for any period required by any law or order, or any rule, regulation, interpretation or position of the SEC or its staff or NASDAQ, in any such case that is applicable to the Offer. Parent and Purchaser may extend the Offer in certain other circumstances only with the prior written consent of Raptor. Notwithstanding the foregoing, the Merger Agreement provides that that in no event shall Parent or Purchaser be permitted to extend the Offer beyond the Termination Date without the prior written consent of Raptor.

If we extend the Offer, are delayed in our acceptance for payment of Shares, are delayed in payment after the Acceptance Time or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Offer to Purchase under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser expressly reserves the right to waive any of the conditions to the Offer, and to increase the Offer Price or to make any change in the terms of or conditions to the Offer; provided that, without the prior written consent of Raptor, in its sole and absolute discretion, Purchaser may not (and Parent will not permit Purchaser to): (i) waive or modify the Minimum Condition or the conditions set forth in clauses (2), (5) or (9) in Section 15 — “Conditions of the Offer”, or (ii) make any change in the terms of or conditions to the Offer that (A) changes the form of consideration to be paid in the Offer, (B) decreases the Offer Price or the number of Shares sought in the Offer, (C) extends the Offer or the Expiration Time, except as permitted or required by the Merger Agreement, (D) imposes conditions to the Offer other than the Offer Conditions, (E) modifies the Offer Conditions or (F) amends any other term or condition of the Offer in any manner that is adverse to Raptor stockholders.

If we make any material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release dated April 3, 1987, the SEC has stated that in its view the waiver of conditions such as the Minimum Condition is a material change in the terms of an offer and that an offer should remain open for a minimum of five (5) business days from the date a material change is first published, sent or given to stockholders, and that if a material change directly relates to price and share levels, a minimum of ten (10) business days may be required to allow adequate dissemination and investor response.

If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares that are purchased pursuant to the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York time, on the next business day after the previously scheduled Expiration Time.

Raptor has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Time. Notwithstanding the foregoing, subject to any applicable rules and regulations of the SEC (including Rule 14(e)-1(c) under the Exchange Act), we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer that are dependent upon the receipt of governmental or regulatory approvals. For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see Section 16 — “Certain Legal Matters; Regulatory Approvals.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the Offer Price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. Upon the deposit of such funds with the Depositary, our obligation to make such payment will be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

In all cases, payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in Section 3 — “Procedures for Tendering Shares — Book-Entry Delivery”)), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or in connection with a book-entry transfer, an Agent’s Message (as defined in Section 3 — “Procedures for Tendering Shares — Book-Entry Delivery”)) and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see Section 3 — “Procedures for Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are received by the Depositary.

For purposes of the Offer, we will be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

If we do not accept for payment any Shares tendered pursuant to the Offer for any reason, or if you submit certificates for more Shares than are tendered, we will return certificates for such unpurchased or untendered Shares (or, in the case of Shares delivered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility or in the case of Shares held in a nominee account by the Depositary, such Shares will be returned to the nominee account) without expense to you, promptly following the expiration, termination or withdrawal of the Offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

3.	Procedures for Tendering Shares

Except as set forth below, to tender Shares in the Offer, either (a) the Depositary must receive on or prior to the Expiration Time at one of its addresses set forth on the back cover of this Offer to Purchase (i) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires, and (ii) certificates for the Shares to be tendered or confirmation of the book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility, or (b) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including through the Book–Entry Transfer Facility, is at the election and risk of the tendering stockholder and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Time. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal, and (iv) when the Shares are accepted for payment by us, we will acquire good, valid and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Stockholders tendering their Shares according to the guaranteed delivery procedures set forth under Section 3 — “Procedures for Tendering Shares — Guaranteed Delivery” may do so using the Notice of

Guaranteed Delivery circulated herewith, however, any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually received prior to the Effective Time will not count toward satisfaction of the Minimum Condition.

Book-Entry Delivery

The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”). Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Time, or the guaranteed delivery procedure described below must be complied with.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees

All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered (a) by a registered holder of Shares who has not completed the box labeled “Special Payment Instructions” on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

If the Shares are certificated and are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates for the Shares must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates for the Shares, with the signatures on the certificates for the Shares or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the Shares are certificated and the certificates representing the Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each delivery of certificates for the Shares.

Guaranteed Delivery

If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary prior to the Expiration Time or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may, nevertheless, tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us is received by the Depositary prior to the Expiration Time; and

•	the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three (3) NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice. Any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually received prior to the Effective Time will not count toward satisfaction of the Minimum Condition.

Backup Withholding

To prevent federal income tax “backup withholding” with respect to payment of the Offer Price for Shares purchased pursuant to the Offer, each Raptor stockholder (including any Raptor stockholder that tenders Shares into the Offer pursuant to the book-entry transfer procedures described above in this Section 3) must provide the Depositary with its correct U.S. taxpayer identification number or otherwise establish an exemption. Each Raptor stockholder must complete and sign the Internal Revenue Service (“IRS”) Form W-9 included with the Letter of Transmittal (or an applicable IRS Form W-8) in order to provide the information and certification necessary to avoid the imposition of backup withholding. See Instruction 8 set forth in the Letter of Transmittal and Section 5 — “Certain Material U.S. Federal Income Tax Considerations” of this Offer to Purchase for a more detailed discussion of backup withholding.

Appointment of Proxy

By executing a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the original Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of Raptor’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Raptor’s stockholders.

Determination of Validity

We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after 60 days from the commencement of the Offer, unless such Shares have already been accepted for payment by us pursuant to the Offer.

For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Shares held as physical certificates, the certificates evidencing such Shares (“Share Certificates”) to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Tendering Shares — Book-Entry Delivery,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Withdrawals of tendered Shares may not be rescinded, and any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, Shares that have been validly withdrawn may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 — “Procedures for Tendering Shares — Determination of Validity.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us in our sole discretion. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, regardless of whether or not similar defects or irregularities are waived in the case of other stockholders. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain Material U.S. Federal Income Tax Considerations

The following is a discussion of certain material U.S. federal income tax consequences of the Offer and the Merger to Raptor stockholders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This discussion is based on the Internal Revenue Code of 1986, as amended, applicable Treasury regulations and administrative and judicial interpretations thereunder, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. Any such change, which may or may not be retroactive, could alter the U.S. federal income tax consequences to Raptor stockholders as described herein. This discussion is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the Offer and the Merger. This discussion does not apply to Raptor stockholders who receive cash pursuant to the exercise of appraisal rights. The discussion applies only to Raptor stockholders that hold their Shares as “capital assets” for U.S. federal income tax purposes (generally, property held for investment), and may not apply to Shares received pursuant to the exercise of employee stock options, pursuant to restricted stock units or otherwise as compensation, Shares held as “qualified small business stock” or “section 1244 stock,” Shares held as part of a “straddle,” “hedge,” “conversion transaction,” constructive sale or other integrated transaction, Raptor stockholders that purchase or sell Shares as part of a wash sale for tax purposes, Raptor stockholders in special tax situations (including, but not limited to, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks, real estate investment trusts, insurance companies, tax-exempt organizations, regulated investment companies, U.S. expatriates, “controlled foreign corporations” or “passive foreign investment companies”), or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. This discussion does not address any aspect of the U.S. alternative minimum or unearned income Medicare contribution tax, federal gift or estate tax, or state, local or non-U.S. taxation.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partner and the partnership and certain determinations at the partner level. Accordingly, partnerships that hold Shares and partners in such partnerships should consult their tax advisors with regard to the U.S. federal income tax consequences of the sale or conversion of Shares pursuant to the Offer or the Merger.

None of Raptor, the Parent, or the Purchaser has requested or will request an advance ruling from the IRS as to the tax consequences of the Offer or the Merger, nor will counsel to Raptor, Parent, or Purchaser render a tax opinion in connection with the Offer or the Merger. The IRS may take different positions concerning the tax consequences of the Offer or the Merger than those stated below, and such positions could be sustained.

This discussion does not address the tax consequences of acquisitions or dispositions of Shares outside the Offer and the Merger, or transactions pertaining to Raptor Options or Raptor RSUs that are canceled and converted into the right to receive cash, as the case may be, in connection with the Merger.

THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE BASED ON CURRENT LAW. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH RAPTOR STOCKHOLDER SHOULD CONSULT SUCH RAPTOR STOCKHOLDER’S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH RAPTOR STOCKHOLDER AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE MERGER TO SUCH RAPTOR STOCKHOLDER, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT, STATE, LOCAL AND OTHER TAX LAWS.

U.S. Holders. For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder will recognize gain or loss in an amount equal to the difference between such U.S. Holder’s adjusted tax basis in such Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted into the right to receive cash in the Merger. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), such Shares were held for more than one year. Long-term capital gains recognized by certain non-corporate U.S. Holders are generally taxed at preferential rates. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Non-United States Holders. For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of Shares that is not a U.S. Holder or an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on gain recognized on Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger unless:

•	the gain is “effectively connected” with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment that such Non-U.S. Holder maintains in the United States);

•	the Non-U.S. Holder is an individual present in the United States for 183 or more days in the taxable year of the sale (or, if applicable, the date of the Merger) and certain other conditions exist; or

•	Raptor is or has been a “United States real property holding corporation” for U.S. federal income tax purposes during the shorter of (a) the five-year period ending on the date of sale (or, if applicable, the date of the Merger) and (b) the period during which the Non-U.S. Holder held the Shares.

With respect to the first bullet above, unless an applicable income tax treaty provides otherwise, Non-U.S. Holders are subject to U.S. federal income tax on effectively connected income on a net income basis at U.S. federal income tax rates applicable to U.S. persons. “Effectively connected” gains that are recognized by a Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes also may be subject, under certain circumstances, to an additional “branch profits tax” at a 30% rate (or at a lower rate if such Non-U.S. Holder is eligible for the benefits of an applicable income tax treaty that provides for a lower rate).

Gain realized by an individual Non-U.S. Holder described in the second bullet-point above will be subject to a flat 30% tax (or at a lower rate if such Non-U.S. Holder is eligible for the benefits of an applicable income tax treaty that provides for a lower rate), which gain may be offset by U.S.-source capital losses, even though the Non-U.S. Holder is not considered a resident of the United States, provided that such Non-U.S. Holder has timely filed United States federal income tax returns with respect to such losses.

In general, Raptor would be a United States real property holding corporation if United States real property interests comprised (by fair market value) at least half of Raptor’s total worldwide interests in real property plus Raptor’s business assets. Raptor believes that it has not been and is not a United States real property holding corporation and Raptor does not anticipate becoming, a United States real property holding corporation before the date of sale (or, if applicable, the date of the Merger). Even if Raptor were treated as a United States real property holding corporation, such treatment will not cause gain realized by a Non-U.S. Holder on a disposition of Shares to be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly or constructively, no more than 5% of the Shares (by value) at all times within the shorter of (i) the five-year period preceding the date of sale (or, if applicable, the date of the Merger) or (ii) the period during which the Non-U.S. Holder held the Shares and (2) the Shares are regularly traded on an established securities market.

Information Reporting and Backup Withholding. Payments made to certain Raptor stockholders in connection with the Offer or the Merger may be subject to information reporting and “backup withholding.” See Section 3 — “Procedures for Tendering Shares — Backup Withholding” of this Offer to Purchase.

Backup withholding generally applies if a Raptor stockholder fails to provide an accurate taxpayer identification number or otherwise establish an exemption. Certain penalties apply for failure to provide correct information and for failure to include reportable payments in income. In order to avoid backup withholding, a Raptor stockholder generally must complete an applicable IRS Form W-8 (if the Raptor stockholder is a Non-U.S. Holder) or the IRS Form W-9 that is included in the Letter of Transmittal (if the Raptor stockholder is a U.S. Holder) in accordance with the instructions to the appropriate form.

Backup withholding is not an additional tax and may be refunded or credited against the Raptor stockholder’s U.S. federal income tax liability, if any, provided that the Raptor stockholder timely furnishes the required information to the IRS.

6.	Price Range of Shares; Dividends

The Shares are listed and principally traded on NASDAQ under the symbol “RPTP.” The following table sets forth for the periods indicated the high and low sales prices per Share on NASDAQ as reported in published financial sources:

	High	Low
2014
First Quarter	$17.72	$9.38
Second Quarter	$12.19	$7.12
Third Quarter	$12.20	$8.00
Fourth Quarter	$11.10	$7.85

2015
First Quarter	$12.16	$8.52
Second Quarter	$16.28	$9.42
Third Quarter	$16.28	$5.45
Fourth Quarter	$7.95	$4.27

2016
First Quarter	$5.13	$2.94
Second Quarter	$6.10	$4.03
Third Quarter (through September 9, 2016)	$8.00	$5.37

On September 9, 2016, the trading day immediately prior to the date of the Merger Agreement, the last reported sales price of the Shares on NASDAQ was $7.45 per Share. Therefore, the Offer Price represents a premium of approximately 21% over the September 9, 2016 closing stock price, a premium of approximately 35% over the average closing trading price reported on NASDAQ over the 60 days ending September 9, 2016 and a premium of approximately 62% over the average closing trading price reported on NASDAQ over the six (6) month period ending September 9, 2016. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.

According to Raptor’s publicly available documents, Raptor has never paid a cash dividend on the Shares and is not permitted under the terms of the Merger Agreement to declare or pay a cash dividend prior to the closing of the Offer and the Merger. If we acquire control of Raptor, we currently intend that no dividends will be declared on the Shares prior to the Effective Time.

7.	Certain Information Concerning Raptor

The information concerning Raptor contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto.

General. According to Raptor’s Annual Report on Form 10-K for the year ended December 31, 2015, in September 2009, Raptor’s subsidiary merged with and into Raptor Pharmaceutical Corp., a Delaware corporation (“RPC”), pursuant to which the stockholders of RPC received shares of Raptor’s common stock in exchange for their shares of stock and RPC survived as Raptor’s wholly owned subsidiary (the “2009 Merger”). Immediately prior to the 2009 Merger, Raptor changed its corporate name from “TorreyPines Therapeutics, Inc.” to “Raptor Pharmaceutical Corp.” At the time of the 2009 Merger, RPC had two principal subsidiaries, Raptor Discoveries Inc., a development-stage research and development company, and Raptor Therapeutics Inc., which focused on developing clinical-stage drug product candidates through to commercialization and, in connection with the 2009 Merger, these two subsidiaries became Raptor’s subsidiaries. In December 2012, the two principal subsidiaries were merged and currently operate under the name Raptor Pharmaceuticals Inc. Due to the amount of Raptor’s stock issued to the stockholders of RPC in the 2009 Merger, RPC was treated as the “accounting acquirer” in the merger, and its board of directors and officers managed and operated the combined company. In December 2011, Raptor merged RPC with and into itself and RPC ceased to exist as a separate company. TorreyPines Therapeutics was incorporated in July 1997 under the name “Axonyx, Inc.” and RPC was incorporated in May 2006 under the name “Highland Clan Creations Corp.” The principal executive offices of Raptor are located at 7 Hamilton Landing, Suite 100, Novato, California 94949, and its telephone number is (415) 408-6200.

Raptor is focused on the development and commercialization of transformative treatments for people affected by rare and debilitating diseases. Raptor has two commercial products, PROCYSBI® (cysteamine bitartrate) delayed-release capsules, designed for the management of nephropathic cystinosis in adults and children two years and older and QUINSAIR, an inhaled fluoroquinolone designed for the management of chronic pulmonary infections due to Pseudomonas aeruginosa in patients with cystic fibrosis 18 years old and older.

Additional Information

Raptor is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information may be read and copied at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. Such reports, proxy statements and other information are also available free of charge at the website maintained by the SEC on the Internet at http://www.sec.gov.

8.	Certain Information Concerning Purchaser and Parent

Purchaser. We are a Delaware corporation and an indirect wholly owned subsidiary of Parent and were formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. To date, we have not carried on any activities other than those related to our formation, the Merger Agreement, the Offer and the Merger. We have minimal assets and liabilities other than the contractual rights and obligations as set forth in the Merger Agreement. As soon as practicable following the Effective Time and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we will merge with and into Raptor, with Raptor continuing as the Surviving Corporation. Our principal executive offices are located at 150 South Saunders Road, Lake Forest, IL 60045. The telephone number at such office is (224) 383-3000.

Parent. Parent is a public limited company organized under the laws of Ireland. Parent is a biopharmaceutical company focused on improving patients’ lives by identifying, developing, acquiring and commercializing differentiated and accessible medicines that address unmet medical needs. Parent markets nine medicines through its orphan, primary care and rheumatology business units. Parent’s marketed medicines are ACTIMMUNE® (interferon gamma-1b), BUPHENYL® (sodium phenylbutyrate) Tablets and Powder, DUEXIS® (ibuprofen/famotidine), KRYSTEXXA® (pegloticase), MIGERGOT® (ergotamine tartrate & caffeine suppositories), PENNSAID® (diclofenac sodium topical solution) 2% w/w, RAVICTI® (glycerol phenylbutyrate) Oral Liquid, RAYOS® (prednisone) delayed-release tablets and VIMOVO® (naproxen/esomeprazole magnesium). The principal executive offices of Parent are located at Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, D04 C5Y6, Ireland. The telephone number at such office is 011-353-1-772-2100.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Parent and Purchaser and certain other information are set forth on Schedule I to this Offer to Purchase.

Except as set forth in the next paragraph or elsewhere in this Offer to Purchase: (a) none of Purchaser, Parent and, to Purchaser’s and Parent’s knowledge, the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Parent, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Raptor; (b) none of Parent, Purchaser and, to Parent’s and Purchaser’s knowledge, the persons or entities referred to in clause (a) above has effected any transaction in the Shares or any other equity securities of Raptor during the past 60 days; (c) none of Parent, Purchaser and, to Parent’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement or understanding with any other person with respect to any securities of Raptor (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (d) during the two years before the date of this Offer to Purchase, there have been no transactions between Parent, Purchaser, their subsidiaries or, to Parent’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Raptor or any of its executive officers, directors, controlling stockholders or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (e) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent, Purchaser, their subsidiaries or, to Parent’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Raptor or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (f) none of Parent, Purchaser and, to Parent’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (g) none of Parent, Purchaser and, to Parent’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Timothy P. Walbert, the Chairman, President and Chief Executive Officer of Parent and the President and Chief Executive Officer of Purchaser, served as a member of the Raptor Board from April 2011 until July 2014. In July 2014, Mr. Walbert entered into a consulting agreement with Raptor (the “Walbert Agreement”) pursuant to which Mr. Walbert provided consulting services relating to general business and operational matters until the expiration of the Walbert Agreement in July 2015.

Additional Information

Pursuant to Rule 14d-3 under the Exchange Act, we and Parent have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO and such documents are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document filed by us and/or Parent with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Parent maintains a website at http://ir.horizon-pharma.com. These website addresses are not intended to function as hyperlinks, and the information contained on Parent’s website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

9.	Source and Amount of Funds

The Offer is not conditioned on completion of any financing or the receipt of any financing proceeds. We estimate that we will need approximately $895.0 million to pay the Closing Financing Obligations. HPI has secured $675.0 million in debt commitments from the Debt Commitment Parties, which are described in more detail in section titled “Debt Financing” immediately below. Subject to certain conditions, the senior secured incremental term loans provided with respect to the contemplated debt financing will be fully drawn on the date of the closing of such financing and available to Purchaser, together with Parent’s cash and cash equivalents and the cash and cash equivalents of Raptor that are anticipated to be available to Parent immediately following the consummation of the Merger, to satisfy the Closing Financing Obligations. Parent and its consolidated subsidiaries had cash and cash equivalents of approximately $424.5 million as of June 30, 2016 and Raptor and its consolidated subsidiaries had cash and cash equivalents of approximately $124.2 million as of June 30, 2016.

In the event that we do not receive the proceeds of the contemplated debt financing (either because the conditions to such financing are not satisfied, the Debt Commitment Parties fail to satisfy their obligations under the Debt Commitment Letter or otherwise), or any alternative financing of substantially similar amount, we will not have sufficient financial resources available to satisfy the Closing Financing Obligations. The absence of a “Material Adverse Effect” (as defined in the Merger Agreement and as described below in Section 11 — “The Transaction Documents”) is a condition to both the contemplated debt financing and the Offer. As a result, in the event of a Material Adverse Effect prior to the Acceptance Time, the Debt Commitment Parties will not be obligated to fund the contemplated debt financing in accordance with the Debt Commitment Letter and we will not be obligated to purchase Shares in the Offer.

If we do, however, receive the proceeds of the contemplated debt financing (or any alternative financing of substantially similar amount), we will then have sufficient financial resources to satisfy the Closing Financing Obligations.

Debt Financing

HPI has received the Debt Commitment Letter from the Debt Commitment Parties to provide, subject to the conditions set forth in the Debt Commitment Letter, a $675.0 million senior secured incremental term loan facility (the “Incremental Loan Facility”) that is expected to be drawn in full at the closing of the Incremental Loan Facility for the purpose of financing the Offer and the Merger, refinancing certain of Raptor’s existing indebtedness, and paying related fees and expenses. The Incremental Loan Facility will mature on May 7, 2021.

The commitment of the Debt Commitment Parties with respect to the Incremental Loan Facility will automatically expire upon the first to occur of (i) 11:59 p.m. New York time on January 9, 2017, (ii) prior to the closing of the Merger, the date of the termination of Merger Agreement in accordance with its terms, and (iii) the closing of the Merger without the funding of the Incremental Loan Facility. The documentation governing the Incremental Loan Facility has not been finalized and, accordingly, the actual terms of the Incremental Loan Facility may differ from those described in the Debt Commitment Letter. Each of Parent and Purchaser has agreed to use its commercially reasonable efforts to arrange, consummate and obtain the proceeds of the debt financing on the terms and conditions described in the Debt Commitment Letter. Under the terms of the Merger Agreement, Parent, HPI and Purchaser have the right to substitute other debt or equity financing for all or any portion of the debt financing contemplated by the Debt Commitment Letter from the same and/or alternative sources of financing so long as such substitute financing would not materially and adversely impact the ability of Parent and Purchaser to consummate the Offer and the Merger on a timely basis.

Although the debt commitments described in this document are not subject to a due diligence or “market out,” the financing described herein may not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the debt financing described herein is not available.

The availability of the Incremental Loan Facility is subject, among other things, to the purchase of Shares in the Offer and the consummation of the Merger in accordance with the terms of the Merger Agreement without any amendment, waiver, modification or consent of any of the provisions thereof that are materially adverse to the interests of the lenders without the consent of the Debt Commitment Parties (such consent not to be unreasonably withheld, delayed or conditioned), the absence of a “Material Adverse Effect” (as defined in the Merger Agreement and as described below in Section 11 — “The Transaction Documents”), solvency of the Company and its subsidiaries on a consolidated basis after giving effect to the funding of the Incremental Loan Facility, payment of required fees and expenses, the refinancing of Raptor’s indebtedness under that certain Amended and Restated Loan Agreement, dated as of July 1, 2014, by and among Raptor, HealthCare Royalty Partners II, L.P., and the guarantors party thereto (the “Raptor Loan Agreement”), the absence of certain other debt unless permitted to remain outstanding under the terms of Parent’s existing credit facility, delivery of certain historical and pro forma financial information, delivery of documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, affording the Debt Commitment Parties a period of time to syndicate the Incremental Loan Facility, the execution of certain guarantees and the creation and perfection of certain security interests, the accuracy of specified Merger Agreement representations and certain specified representations in all material respects, and the negotiation, execution and delivery of definitive documentation.

Roles. Each of the Debt Commitment Parties has been appointed as a joint lead arranger and joint book-running manager for the Incremental Loan Facility. Citibank, N.A. will continue to serve as administrative agent for the credit agreement under which the Incremental Loan Facility will be provided (in such capacity, we refer to Citibank, N.A. as the “Administrative Agent”).

Interest Rate. Loans under the Incremental Loan Facility are expected to bear interest, at HPI’s option, at a rate equal to the adjusted Eurodollar rate or an alternate base rate, in each case, plus a spread.

Prepayments and Amortization. HPI will be permitted to make voluntary prepayments with respect to the term loans under the Incremental Loan Facility at any time. The term loans under the Incremental Loan Facility will amortize 1% per annum in equal quarterly installments until the final maturity date. The remaining aggregate principal amount of the term loans under the Incremental Loan Facility will be due on the maturity date. The term loans under the Incremental Loan Facility will be subject to customary mandatory prepayment provisions, including prepayments to be made with the net proceeds of asset sales, insurance recovery events and certain incurrences of indebtedness, and from annual “excess cash flow”, in each case subject to certain conditions to be agreed.

Guarantors. All obligations under the Incremental Loan Facility will be guaranteed by Parent and each existing and future direct and indirect subsidiary of Parent, subject to certain limitations.

Security. The obligations of HPI and the guarantors under the Incremental Loan Facility and under any interest rate protection or other hedging arrangements entered into with any Debt Commitment Parties (or any affiliates of the foregoing), will be secured, subject to permitted liens and other agreed upon exceptions on a senior basis by a perfected security interest in all of HPI’s and each guarantor’s existing or after-acquired personal property, including all of the capital stock directly held by the HPI or any guarantor (limited, in the case of first-tier foreign subsidiaries of HPI or any subsidiary of HPI that is a guarantor, to 100% of the non-voting equity interests (if any) and 65% of the voting equity interests of such subsidiaries). If certain security is not provided at closing despite the use of commercially reasonable efforts to do so, the delivery of such security will not be a condition precedent to the availability of the Incremental Loan Facility on the closing date, but instead will be required to be delivered following the closing date pursuant to arrangements to be mutually agreed and subject to extensions to be agreed by the Administrative Agent in its sole discretion.

Other Terms. The Incremental Loan Facility will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens and dividends and other distributions. The Incremental Loan Facility will also include customary events of default including a change of control to be defined.

The foregoing summary of certain provisions of the Debt Commitment Letter is qualified by reference to the Debt Commitment Letter itself, which is incorporated herein by reference. We have filed a copy of the Debt Commitment Letter as Exhibit (b)(i) to the Schedule TO, which is incorporated by reference.

10.	Background of the Offer; Contacts with Raptor

From April 2011 until July 28, 2014, Timothy P. Walbert, Parent’s Chairman of the board of directors, president and chief executive officer, served as a member of the Raptor Board and as a result, was familiar with Raptor management and its lead drug, PROCYSBI. Raptor acquired QUINSAIR in 2015 after Mr. Walbert had resigned from the Raptor Board.

As part of Parent’s strategy of expanding and leveraging its commercial infrastructure by acquiring and commercializing additional differentiated products that address unmet medical needs, Parent has prioritized transactions to acquire products in its orphan disease business. In 2015, Parent began to evaluate Raptor as a potential acquisition target given its possible fit with Parent’s orphan disease business, its lead marketed product PROCYSBI, the assumed potential value at which the acquisition of Raptor could be consummated and taking into account other orphan disease focused companies that might be potential acquisition targets.

On March 2, 2016, representatives of Parent’s management team met with MTS Health Partners, L.P. (“MTS”), one of Parent’s financial advisors, to discuss different potential acquisition proposals that Parent might make to Raptor and determined that Raptor might be receptive to an offer to acquire the worldwide rights to Raptor’s primary product, PROCYSBI, for cash (the “PROCYSBI Acquisition Proposal”). At the end of the meeting, it was agreed that MTS would present the PROCYSBI Acquisition Proposal to Raptor on behalf of Parent and that MTS would be retained by Parent to provide Parent financial advisory services in connection with a possible bid to acquire PROCYSBI or Raptor.

On March 14, 2016, representatives of MTS met with Julie Anne Smith, president and chief executive officer of Raptor, to discuss the PROCYSBI Acquisition Proposal at a purchase price of $500 to $600 million.

On March 15, 2016, representatives of MTS called Ms. Smith to follow up on the discussion regarding the PROCYSBI Acquisition Proposal. On the call, Ms. Smith acknowledged that the potential proposal was an interesting one and that she was reviewing it with the Raptor Board and management team.

On March 17, 2016, Mr. Walbert met with Ms. Smith at a banking conference to discuss the PROCYSBI Acquisition Proposal and Ms. Smith again acknowledged the potential proposal was interesting, however, she expressed some concerns regarding the amount of cash that would be available to Raptor to pursue its development and commercialization of QUINSAIR and its product pipeline following the consummation of the proposed transaction.

On April 1, 2016, Mr. Walbert spoke to Ms. Smith to discuss the PROCYSBI Acquisition Proposal. During that call, Ms. Smith expressed to Mr. Walbert the Raptor Board’s concern that the PROCYSBI Acquisition Proposal would be tax inefficient to Raptor and its stockholders and that the Raptor Board wanted to better understand Parent’s point of view on the proposed structure of such acquisition.

On April 6, 2016, various media outlets reported that Raptor was in discussions with investment banks to hire a financial advisor to explore a potential sale of Raptor. That day, Mr. Walbert emailed Ms. Smith to ask whether Raptor was exploring a potential sale of the entire company, and Ms. Smith responded that in the current environment, rumors abound and that Raptor was continually reviewing options to create value for its stockholders.

On April 8, 2016, Mr. Walbert sent Ms. Smith a presentation summarizing Parent’s proposal to acquire the worldwide rights to PROCYSBI and any related assets for cash under three different potential structures, including an immediate asset sale, an installment sale and a possible partnering arrangement. Mr. Walbert then suggested the parties enter into a confidentiality agreement in order to continue discussions.

On April 24, 2016, Mr. Walbert sent a letter to Ms. Smith proposing to acquire the worldwide rights to PROCYSBI and any related assets for $500 million to $600 million in cash plus an amount of risk-sharing consideration to be negotiated for the possible use of PROCYSBI for the treatment of Huntington’s disease, subject to the terms of an asset purchase agreement to be drafted and negotiated.

On May 3, 2016, the transaction committee of the Parent Board (the “Parent Transaction Committee”) met for a regularly scheduled meeting at Parent’s corporate headquarters in Dublin, Ireland with members of Parent’s management, representatives of Parent’s outside U.S. counsel, Cooley LLP (“Cooley”), and representatives of Parent’s outside Irish counsel, McCann Fitzgerald (“McCann”), and discussed the concerns that Raptor had expressed regarding the PROCYSBI Acquisition Proposal and the terms on which Parent might pursue an acquisition of all of Raptor.

The next day, on May 4, 2016, the Parent board of directors (the “Parent Board”) met for a regularly scheduled board meeting at Parent’s corporate headquarters in Dublin, Ireland. Also participating in the meeting were members of Parent’s management, and representatives of Cooley and McCann. The Parent Board authorized management to submit a non-binding proposal to acquire PROCYSBI within a range of prices authorized by the Parent Board.

On May 6, 2016, Mr. Walbert spoke to Ms. Smith to reiterate Parent’s interest in a potential transaction with Raptor.

On May 19, 2016, Parent retained Citigroup Global Markets Inc. (“Citi”) to provide Parent additional financial advisory services in connection with a possible bid to acquire Raptor.

On May 23, 2016, Mr. Walbert called Ms. Smith and, on that call, Ms. Smith informed Mr. Walbert that Raptor had received various unsolicited inquires relating to possible strategic transactions, that the Raptor Board had decided to evaluate possible proposals and that Raptor had engaged Centerview Partners LLC (“Centerview”) and Leerink Partners LLC (“Leerink”) as its financial advisors to help with that process. Ms. Smith also informed Mr. Walbert that the Raptor Board did not believe that the PROCYSBI Acquisition Proposal was in the best interest of Raptor’s stockholders and that she believed that Raptor was significantly undervalued relative to its then market price.

On May 24, 2016, representatives of Centerview called representatives of MTS to inform MTS that Centerview and Leerink had been engaged as Raptor’s financial advisors in connection with the proposed strategic review process, which would include the consideration of a merger of equals transaction, a sale of Raptor’s European business and an all-cash sale of Raptor, and that they would be sending a confidentiality agreement for Parent to execute in order to participate in that process.

On June 2, 2016, MTS delivered to Centerview Parent’s preliminary due diligence request list.

On June 6, 2016, Parent and Raptor executed a confidentiality agreement containing a standstill provision (which would terminate if Raptor entered into a definitive agreement in respect of a change of control transaction) and other customary terms.

On June 10, 2016, Raptor provided Parent and its legal advisors access to its electronic data room.

On June 16, 2016, representatives of each of Parent and Raptor held a meeting in San Francisco at the offices of Latham & Watkins LLP (“Latham”), legal counsel to Raptor. At the meeting, Raptor’s management team provided a presentation on Raptor’s business.

On June 23, 2016, Parent received a process letter from Centerview and Leerink requesting that proposals for an acquisition of Raptor be submitted on or before July 14, 2016. Also on that day, representatives of Raptor held a teleconference with representatives of Parent to discuss certain regulatory related matters.

On June 27, 2016, Parent sent to Raptor a list of questions relating to the Raptor management presentation.

On July 5, 2016, as a follow up to the Raptor management presentation, representatives of each of Parent and Raptor held a teleconference to discuss certain commercial, finance, manufacturing and operational matters relating to Raptor’s business.

On July 14, 2016, the Parent Transaction Committee held a special meeting with Parent’s management and representatives of Cooley to update on ongoing diligence as well as progress towards a potential transaction with Raptor. Also during that meeting, the Parent Transaction Committee authorized Parent to offer up to $8.75 in cash to acquire Raptor. Later that day, Parent submitted a non-binding proposal (the “July 14 Proposal”) to acquire Raptor for $8.00 per share, including all shares issuable under outstanding options and restricted stock units, composed of $7.00 per share in cash and $1.00 per share in the form of a contingent value right (the “CVR”). The proposed CVR would pay to the holder of the CVR $1.00 in cash for each CVR held upon achieving cumulative net sales of QUINSAIR in the U.S of $224 million by 2020. Parent also provided a list of critical items needed to complete its due diligence and letters from potential financing sources indicating Parent’s ability to raise debt financing.

On July 20, 2016, representatives of Centerview and Leerink called representatives of Citi and MTS to provide feedback on the July 14 Proposal, including their view that the Raptor Board did not find the proposal to be compelling, the process was competitive and that the Raptor Board was not prepared to move forward with Parent into the next round based on the July 14 Proposal.

On July 24, 2016, the Parent Transaction Committee held a special meeting with Parent’s management and representatives of Cooley to review current diligence and progress toward a potential transaction with Raptor.

On July 26, 2016, Parent submitted a revised non-binding proposal to acquire Raptor for $9.00 per share, consisting of $8.50 per share in cash and up to $0.50 in the form of a CVR related to QUINSAIR (the “July 26 Proposal”). The proposed CVR would pay to each holder $0.25 per CVR upon FDA approval of QUINSAIR for cystic fibrosis in the U.S., assuming approval is received no later than by the end of 2018, and an additional $0.25 per CVR upon achieving $100 million of QUINSAIR net sales in the U.S. in one fiscal year period prior to the end of 2021.

On July 28, 2016, representatives of Raptor informed Parent that, based on the July 26 Proposal, Parent would be permitted to move forward in the process and that full access to Raptor’s electronic data room would be given to Parent and certain of its representatives.

During the period beginning on July 29, 2016 and ending on September 11, 2016, Parent, Raptor and their respective legal advisors met telephonically to address due diligence questions and requests from Parent and its representatives on business, legal, financial, human resource, regulatory, intellectual property and tax matters.

On August 2, 2016, the Parent Transaction Committee met for a regularly scheduled meeting in Dublin, Ireland with management and representatives of Cooley and McCann to review, among other things, the due diligence results to date relating to Raptor and the updated financial model that the management team prepared in connection with the proposed acquisition of Raptor. The next day, August 3, 2016, the Parent Board met in Dublin, Ireland, with representatives of management, Cooley and McCann in attendance, and on the recommendation of the Parent Transaction Committee, authorized Parent to offer up to $9.00 in cash to acquire Raptor.

On August 10, 2016, representatives of Raptor held a teleconference with representatives of Parent to discuss Raptor’s planned submission to the U.S. Federal Drug Administration (“FDA”) of a new drug application for QUINSAIR.

On August 12, 2016, Parent received a process letter from Centerview and Leerink requesting that “best and final” proposals for an acquisition of Raptor be submitted on or before September 8, 2016. Included with the process letter was a draft merger agreement along with instructions to bidders to submit a markup of the draft merger agreement on or before August 31, 2016 and the final proposal by September 8, 2016.

On August 19, 2016, representatives of MTS contacted Centerview to request approval under the terms of Parent’s confidentiality agreement with Raptor to permit Parent’s potential financing sources to access Raptor’s electronic data room so that they could complete confirmatory due diligence. Such request was subsequently approved by Raptor on August 21, 2016.

On August 29, 2016, representatives of Raptor held a teleconference with representatives of Parent to provide Parent with information regarding the meeting that Raptor had with representatives of the FDA relating to QUINSAIR on August 26, 2016. Raptor subsequently provided Parent a copy of the presentation made to the FDA during the August 26th FDA meeting and a draft of Raptor’s minutes of the meeting.

On September 3, 2016, Parent submitted a revised draft of the merger agreement (the “September 3rd Draft”) and a draft of the commitment letter that Parent was negotiating with possible financing sources relating to the financing of a portion of the purchase price.

On September 6, 2016, Citi and MTS received from Centerview an initial draft of the disclosure schedules to the merger agreement and a high-level list of material issues to the draft merger agreement submitted by Parent on September 3, 2016, which included the removal of the financing condition and reverse termination fee from the merger agreement.

On September 7, 2016 the Parent Transaction Committee held a special meeting with Parent’s management and representatives of Cooley to review the due diligence results to date relating to Raptor and the updated financial model that the management team prepared in connection with the proposed acquisition of Raptor.

On September 7, 2016, representatives of MTS and Citi had a conference call with representatives of Centerview and Leerink to discuss Raptor’s feedback on key issues in Parent’s proposed revisions to the September 3rd Draft as well as the anticipated process steps following the proposed September 8, 2016 final bid date.

On September 8, 2016, a representative of Citi placed separate calls first to Centerview then to Leerink. On these calls, the representatives of Centerview and Leerink each communicated to Citi that the Raptor Board intended to conclude the strategic review over the coming weekend, that it was uncertain the Raptor Board would move forward on the basis of the July 26 Proposal (which included $8.50 per share payable in cash at closing and up to $0.50 per share in the form of a CVR), and encouraged Parent to increase its bid.

On September 8, 2016, Parent submitted a revised non-binding proposal to acquire Raptor for $9.00 per share in cash, with no CVR, along with a revised draft of the merger agreement (which reflected certain changes to the September 3rd Draft in response to the material issues list provided on September 6, 2016, the “September 8 Proposal”), a revised draft of the related disclosure schedules, and a draft debt commitment letter with Bank of America, N.A., JPMorgan Chase Bank, N.A., Jefferies Finance LLC, Cowen and Company and Cowen Structured Holdings, Inc. relating to the financing of a portion of the purchase price and other related agreements. On the same day, MTS called Centerview and informed Centerview that the September 8 Proposal was Parent’s “best and final” offer and that Parent would not be providing any additional consideration.

On September 9, 2016, representatives of Centerview and Leerink called representatives of Citi and MTS to indicate that Parent had been selected as the winning bidder in the process, but emphasized the Raptor Board’s concerns regarding the inclusion of a financing condition with a limitation on specific performance and a reverse termination fee in the merger agreement. Later that day, (i) Latham delivered a revised draft of the merger agreement to Cooley and (ii) Cooley delivered to Latham a draft of the tender and support agreement and indicated that Parent continued to expect to receive such agreements from Raptor’s directors and executive officers.

On September 10, 2016, Latham delivered to Cooley a revised draft of the disclosure schedules to the merger agreement, which schedules included reference to a proposed unallocated retention plan for certain Raptor executives.

On September 10, 2016 and September 11, 2016, (i) representatives of Cooley and Latham exchanged multiple drafts of the merger agreement and related disclosure schedules and engaged in negotiations relating to such documents and (ii) Mr. Walbert and Ms. Smith held multiple calls to discuss issues including the parties’ public communication strategy and employee retention and compensation, specifically, but not limited to, the proposed retention plan.

In the evening on September 11, 2016, Raptor informed Parent that the Raptor Board had unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were fair to, and in the best interests of Raptor and its stockholders, (ii) approved and declared it advisable to Raptor to enter into the Merger Agreement, (iii) approved and declared advisable the Merger Agreement, the performance by Raptor of its covenants and agreements contained therein and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained in the Merger Agreement, (iv) agreed that the Merger shall be effected under Section 251(h) of the DGCL, (v) resolved, upon the terms and subject to the conditions set forth in the Merger Agreement, to recommend that the Raptor stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and (vi) authorized and approved the execution, delivery and performance of the Merger Agreement by Raptor. Later that evening, the Parent

Transaction Committee held a special meeting, with representatives of Parent’s management team, Cooley and MTS in attendance, to discuss the revised terms of the Merger Agreement.

Early in the morning on September 12, 2016, (i) the Merger Agreement was executed and delivered on behalf of each of Raptor, Parent and Purchaser and (ii) Horizon Pharma, Inc., an indirect wholly-owned subsidiary of Parent, entered into the debt commitment letter with Bank of America, N.A., JPMorgan Chase Bank, N.A., Jefferies Finance LLC, Cowen and Company, LLC and Cowen Structured Holdings, Inc. Raptor also delivered to Parent tender and support agreements executed by each of Raptor’s directors and executive officers.

Later that morning, prior to the opening of trading on NASDAQ, Parent and Raptor issued a joint press release announcing the execution of the Merger Agreement.

On September 19, 2016, Parent and Raptor each filed their respective Premerger Notification and Report Forms under the HSR Act for review in connection with the Offer.

On September 12, 2016, prior to the opening of trading on NASDAQ, Parent and Raptor issued a joint press release announcing the execution of the merger agreement.

11.	The Transaction Documents

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO and any other filings that we make with the SEC with respect to the Offer or the Merger may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Purchaser and Parent.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms not otherwise defined in this Section 11 will have the meanings ascribed to them in the Merger Agreement.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement is included to provide you with information regarding its terms. Factual disclosures about Parent, us and Raptor or any of our or their respective affiliates contained in this Offer to Purchase or in our or their respective public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosures about Parent, us and Raptor or any of our or their respective affiliates contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by Parent, us and Raptor were qualified and subject to important limitations agreed to by Parent, us and Raptor in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in schedules that were provided by each party to the other but are not publicly filed as part of the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Offer to Purchase.

The Offer

The Merger Agreement provides Purchaser will commence the Offer as promptly as practicable, but in any event within ten (10) business days after the date of the Merger Agreement. The Merger Agreement provides that, subject to the Minimum Condition and the satisfaction or waiver by Purchaser of the other conditions to the Offer that are described in Section 15 — “Conditions of the Offer”, each Raptor stockholder who validly tenders Shares will receive $9.00 for each Share validly tendered and not validly withdrawn prior to the Expiration Time, net to the holder thereof, in cash, without interest thereon (less any required withholding taxes). The initial Expiration Time will be midnight, New York time, at the end of the day on October 24, 2016. Purchaser expressly reserves the right to waive any of the conditions to the Offer, and to increase the Offer Price or to make any change in the terms of or conditions to the Offer; provided that without the prior written consent of Raptor in its sole and absolute discretion, Purchaser may not (and Parent will not permit Purchaser to) (i) waive or modify the Minimum Condition or the conditions set forth in clauses (2), (5) or (9) in Section 15 — “Conditions of the Offer”, or (ii) make any change in the terms of or conditions to the Offer that (A) changes the form of consideration to be paid in the Offer, (B) decreases the Offer Price or the number of Shares sought in the Offer, (C) extends the Offer or the Expiration Time, except as permitted or required by the Merger Agreement, (D) imposes conditions to the Offer other than the Offer Conditions, (E) modifies the Offer Conditions or (F) amends any other term or condition of the Offer in any manner that is adverse to Raptor stockholders.

Extensions of the Offer

The Merger Agreement provides that unless the Offer is extended it will expire at midnight, New York time, at the end of the day on October 24, 2016. In the event that the Offer is extended pursuant to and in accordance with the Merger Agreement, then the Offer will expire on the date and at the time to which the Offer has been so extended. Notwithstanding the foregoing or anything to the contrary set forth in the Merger Agreement:

•	Purchaser will extend the Offer for any period required by any law or order, or any rule, regulation, interpretation or position of the SEC or its staff or NASDAQ, in any such case that is applicable to the Offer; and

•	in the event that the Minimum Condition or any of the other conditions to the Offer, as described Section 15 — “Conditions of the Offer” are not satisfied or waived (if permitted hereunder) as of any then scheduled expiration of the Offer, Purchaser will extend the Offer for successive extension periods of ten (10) business days each (or any longer period as may be approved in advance by Raptor) in order to permit the satisfaction of all of the conditions to the Offer.

Neither Parent nor Purchaser will extend the Offer in any manner other than pursuant to and in accordance with the provisions of the Merger Agreement with the prior written consent of Raptor and in no event will Parent or Purchaser extend the offer beyond the Termination Date without the prior written consent of Raptor. Neither Parent nor Purchaser will terminate or withdraw the Offer prior to the then scheduled expiration of the Offer unless the Merger Agreement is terminated in accordance with its terms, in which case Purchaser will (and Parent will cause Purchaser to) irrevocably and unconditionally terminate the Offer promptly (but in no event later than one (1) business day) after such termination of the Merger Agreement. If the Offer is terminated or withdrawn by Purchaser, or the Merger Agreement is terminated in accordance with its terms, prior to the acceptance for payment of Shares tendered in the Offer, Purchaser will, and Parent will cause Purchaser to, promptly return or cause to be returned all tendered Shares to the registered holders thereof.

The Merger

The Merger Agreement provides that, on the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the applicable provisions of the DGCL, at the Effective Time, Purchaser will merge with and into Raptor. As a result of the Merger, the separate corporate existence of Purchaser will cease, and Raptor will continue its corporate existence under the DGCL as the surviving corporation” in the Merger. The Merger will be effected pursuant to Section 251(h) of the DGCL and will be effected as soon as practicable following the Acceptance Time.

Directors and Officers

The Merger Agreement provides that the directors and officers of the Surviving Corporation will from and after the Effective Time be the individuals who are directors and officers of Purchaser immediately prior to the Effective Time.

Certificate of Incorporation; Bylaws

The Merger Agreement provides that at the Effective Time: (i) the certificate of incorporation and bylaws of Raptor will be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable law.

Merger Consideration

As a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time (but excluding (A) Shares owned by Parent, Purchaser or Raptor, or by any direct or indirect wholly owned subsidiary of Parent, Purchaser or Raptor, in each case outstanding immediately prior to the Effective, (B) Shares irrevocably accepted for purchase pursuant to the Offer and (C) any Shares that are issued and outstanding immediately prior to the Effective Time and held by Raptor stockholders who are entitled to demand and who will have properly and validly demanded their statutory rights of appraisal in respect of such Shares in compliance in all respects with Section 262 of the DGCL) will be automatically converted into the right to receive cash in an amount equal to the Offer Price (the “Merger Consideration”), net to the holder thereof, without interest thereon (less any required withholding taxes), upon the surrender of the certificate representing such Share.

Stock Options and Restricted Stock Units

Any Raptor Option that is outstanding as of immediately prior to the Effective Time will be accelerated in full. Each Raptor Option that is outstanding and unexercised as of the Effective Time that has an exercise price per Share that is less than the Offer Price will be canceled and be converted into the right to receive an amount in cash, net to the holder thereof, without interest thereon (less any required withholding taxes), equal to the product obtained by multiplying (i) the total number of Shares subject to such fully vested Raptor Option immediately prior to the Effective Time and (ii) the excess of (x) the Offer Price in cash over (y) the exercise price payable per Share under such Raptor Option; provided, if it is reasonably determined that such Raptor Options cannot be automatically canceled and converted into the right to receive the Option Consideration in accordance with the terms of the applicable Raptor Equity Plan and other terms of such Raptor Options, including those set forth in any separate agreement between Raptor and the holder(s) of such Raptor Options, the holder(s) of such Raptor Options shall be required, prior to receiving the Option Consideration payable in respect of such Raptor Options under the Merger Agreement, to deliver to the Surviving Corporation an option cancellation agreement in a form reasonably satisfactory to the Surviving Corporation in respect of such Raptor Options. Each Raptor Option that has an exercise price per Share that is equal to or greater than the Offer Price will be canceled and terminated at the Effective Time and will cease to exist without entitling the holder thereof to receive any cash payment or other consideration before or after the Effective Time.

Any Raptor RSU that is outstanding as of immediately prior to the Effective Time will be accelerated in full. Each Raptor RSU that remains outstanding as of immediately prior to the Effective Time will be canceled and terminated as of the Effective Time, and each holder of each such Raptor RSU will be entitled to be paid by the Surviving Corporation promptly after the Effective Time, an amount in cash net, to the holder thereof, without interest thereon (less any required withholding taxes), equal to the product obtained by multiplying (i) the total number of Shares otherwise issuable with regard to such fully vested Raptor RSU immediately prior to the Effective Time and (ii) the Offer Price.

Employee Stock Purchase Plan

Raptor will take actions to (i) operate Raptor’s 2013 Employee Stock Purchase Plan (the “Raptor ESPP”) in accordance with its terms as in effect on the date of the Merger Agreement from the period of time commencing on the date of the Merger Agreement and ending on the Effective Time, (ii) cause any offering period (or similar period during which shares may be purchased) that would otherwise be underway as of the Effective Time under the Raptor ESPP in accordance with its terms on the date of the Merger Agreement to be the final offering period under the Raptor ESPP and such offering period will be terminated no later than the last payroll period that ends at least three (3) business days prior to the Effective Time (the “Final Exercise Date”); (iii) make any pro-rata adjustments that may be necessary to reflect the shortened offering period (or similar period), but otherwise treat such shortened offering period (or similar period) as a fully effective and completed offering period for all purposes under the Raptor ESPP; (iv) cause each participant’s share purchase rights under the Raptor ESPP (the “Raptor ESPP Rights”) to be exercised as of the Final Exercise Date; and (v) terminate the Raptor ESPP as of the Effective Time. On the Final Exercise Date, the funds credited as of such date under the Raptor ESPP within the associated accumulated payroll withholding account for each participant under the Raptor ESPP will be used to purchase Shares in accordance with the terms of the Raptor ESPP, and each share purchased thereunder immediately prior to the Effective Time will be canceled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with the Merger Agreement. No further Raptor ESPP Rights will be granted or exercised under the Raptor ESPP after the Final Exercise Date.

Loan Payoff

As promptly as practicable following the date of the Merger Agreement, and prior to the Effective Time, Raptor will satisfy all notification requirements required in connection in with the transaction contemplated by the Merger Agreement under the terms of the Raptor Loan Agreement, including providing notice to Healthcare Royalty Partners II, L.P. of the transactions contemplated by the Merger Agreement as provided for under the terms of the Raptor Loan Agreement. No less than three (3) business days prior to the date of the closing of the Merger, Raptor will obtain and deliver to Parent a customary payoff letter (the “Payoff Letter”) for any amounts owed by Raptor and/or any of its subsidiaries under the Raptor Loan Agreement, which Payoff Letter will (i) provide the dollar amount of all indebtedness required to be paid under the Raptor Loan Agreement in order to fully and finally pay off such indebtedness as of the closing of the Merger (the “Payoff Amount”), and (ii) indicate that Raptor and each of its subsidiaries will be discharged from any and all obligations pursuant to such indebtedness (and any documentation in connection therewith will terminate) and that all liens securing the indebtedness will be released from and after the Closing Date automatically upon payment of the Payoff Amount. Parent will pay, or will cause one or more of its subsidiaries to pay, the Payoff Amount in full on behalf of Raptor on the Closing Date.

Representations and Warranties

In the Merger Agreement, Raptor has made customary representations and warranties to Parent and Purchaser, including representations relating to:

•	organization and qualification;

•	corporate power and enforceability;

•	consents and approvals; no violations;

•	capitalization;

•	Raptor’s SEC filings and financial statements;

•	no undisclosed liabilities;

•	absence of material adverse changes;

•	litigation;

•	compliance with laws and governmental bodies;

•	tax matters;

•	environmental matters;

•	real property;

•	intellectual property;

•	material contracts;

•	employee and employee benefit matters;

•	regulatory compliance;

•	insurance;

•	certain payments;

•	related party transactions;

•	brokers;

•	opinions of Raptor’s financial advisors;

•	inapplicability of anti-takeover statutes;

•	Rule 14d-10 matters;

•	absence of other Raptor representations or warranties; and

•	non-reliance on Parent or Purchaser.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to Raptor, including representations relating to:

•	organization and qualification;

•	authority;

•	consents and approvals; no violations;

•	Schedule TO; Schedule 14D-9;

•	litigation;

•	interested stockholder matters;

•	financing;

•	no other operations;

•	brokers;

•	absence of other Raptor representations or warranties; and

•	non-reliance on Raptor estimates, projections and predictions, financial information or other materials.

The representations and warranties of Parent, Purchaser and Raptor in the Merger Agreement will not survive the Merger.

Certain representations and warranties of Raptor are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement and this Offer to Purchase, “Material Adverse Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence (each, an “Effect”) that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on (i) the ability of Raptor to consummate the transactions contemplated by the Merger Agreement at or prior to the Termination Date; or (ii) the condition (financial or otherwise), business, assets or results of operations of Raptor and its subsidiaries, taken as a whole; provided, however, that no Effects to the extent resulting or arising from the following, either alone or in combination, will be deemed to constitute a Material Adverse Effect or will be taken into account when determining whether a Material Adverse Effect exists or has occurred or is reasonably likely to exist or occur:

(a)	any changes in general United States or global economic conditions;

(b)	conditions (or changes therein) in the pharmaceutical or biotechnology industries;

(c)	general legal, tax, economic, political and/or regulatory conditions (or changes therein), including any changes affecting financial, credit or capital market conditions;

(d)	any change or prospective changes in GAAP or interpretation thereof;

(e)	any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable law of and by any governmental body (including with respect to taxes) or any interpretation or enforcement thereof;

(f)	the announcement, execution and delivery of the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement or compliance with the terms in the Merger Agreement, including any Effect on retention or hiring of employees (it being understood that this clause (f) will not apply with respect to any representation or warranty contained in the Merger Agreement to the extent the purpose of such representation or warranty is to address the consequences resulting from the announcement, execution or delivery of the Merger Agreement or the consummation of the transactions contemplated hereby or the compliance with the terms of the Merger Agreement;

(g)	changes in the Share price, in and of itself (it being understood that the Effects giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account);

(h)	any failure by Raptor to meet any internal or published projections, estimates or expectations of Raptor’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Raptor to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the Effects giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account);

(i)	effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disaster or other similar force majeure events, including any material worsening of such conditions threatened or existing as of the date of the Merger Agreement; or

(j)	any action or inaction of, including any decision, recommendation or statement of, or requirement imposed by, any governmental body, panel or advisory body or any professional medical organization with respect to levofloxacin solution for inhalation, also currently known as “MP-376” and commercially as “QUINSAIR” (the “Specified Product”), or with respect to any competitive product to the Specified Product of any competitor of Raptor, or any regulatory or clinical changes, events or developments with respect to the Specified Product or with respect to any competitive product to the Specified Product of any competitor of Raptor, including, in each case, any labelling, pre-clinical, clinical, manufacturing or post-marketing requirements, after the date of the Merger Agreement, except, in the case of clauses (a), (e) and (i) above, to the extent Raptor and its subsidiaries, taken as a whole, are disproportionately adversely impacted thereby relative to other similar entities operating in the pharmaceutical or biotechnology industries.

Operating Covenants

The Merger Agreement provides that, except as required or permitted by the Merger Agreement, as required by applicable law, or with the prior written consent of Parent (which consent will not be unreasonably conditioned, withheld or delayed), from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement pursuant to its terms, Raptor will it conduct and will cause each of its subsidiaries to conduct its operations in all material respects according to its ordinary course of business consistent with past practices and Raptor will use and will cause each of its subsidiaries to use reasonable best efforts to preserve intact its business organization and to preserve the present relationships with those persons having significant business relationships with Raptor or any such subsidiaries.

In addition, during the same period, except as required or permitted by the Merger Agreement, as required by applicable law, or otherwise with the prior written consent of Parent, Raptor will not, and will not permit any of its subsidiaries to, take certain actions, including the following:

•	(i) adopt any amendments to its certificate of incorporation or bylaws or (ii) hold any annual or special meeting of the stockholders or file, mail or otherwise distribute any proxy solicitations or statement in respect thereof (other than, with respect to clause (ii), in connection with Raptor’s annual meeting of stockholders for 2016, provided that (A) only matters that would not require the filing of a preliminary proxy statement under SEC regulations are presented for approval at such meeting and (B) the proxy statement in respect of such meeting is not filed, mailed or otherwise distributed prior to November 5, 2016);

•	issue, sell, grant options or rights to purchase, pledge, or authorize or propose the issuance, sale, grant of options or rights to purchase or pledge, any Raptor securities or securities of any subsidiary of Raptor, other than Shares issuable (i) in accordance with the Raptor ESPP terms as in effect on the date of the Merger Agreement, (ii) upon exercise of Raptor Options outstanding on the date of the Merger Agreement or the vesting of Raptor RSUs outstanding on the date of the Merger Agreement in accordance with their terms and (iii) the conversion of the Raptor Convertible Notes pursuant to that certain Convertible Note Purchase Agreement (“Note Agreement”), dated July 1, 2014, with HealthCare Royalty Partners II, L.P., HCRP Overflow Fund, L.P. and MOLAG Healthcare Royalty, LLC into Shares in accordance with their terms;

•	acquire or redeem, directly or indirectly, or amend any Raptor securities, other than (i) as provided by any Raptor stock plan, (ii) the redemption of the Raptor Convertible Notes in accordance with their terms, (iii) the acquisition by Raptor of Shares in connection with the surrender of Shares by holders of Raptor Options in order to pay the exercise price of such Raptor Options, (iv) the withholding of Shares to satisfy tax obligations with respect to Raptor Options or Raptor RSUs or (v) the acquisition by Raptor of Raptor Options or Raptor RSUs in connection with the forfeiture of such awards;

•	split, combine or reclassify its capital stock or declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of its capital stock (other than dividends paid to Raptor or one of its wholly owned subsidiaries by a wholly owned subsidiary of Raptor);

•	(i) acquire, by means of a merger, consolidation, recapitalization or otherwise, any material business, assets or securities, (ii) sell, lease, or otherwise dispose of any material assets of Raptor or any of its subsidiaries, except (A) pursuant to contracts or commitments existing as of the date of the Merger Agreement, (B) the sale of Raptor products in the ordinary course of business consistent with past practices, (C) non-exclusive outbound licenses to service providers, clinical trial agreements and material transfer agreements, in each case in the ordinary course of business consistent with past practices, and (D) de minimis dispositions or abandonments, in each case in the ordinary course of business and consistent with past practice, or (iii) adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring;

•	make any loans, advances or capital contributions to, or investments in, any other person, except for advances to employees for travel and other business expenses in the ordinary course of business consistent with past practice;

•	enter into, renew or terminate (or allow to terminate or expire) any material contract or amend any material contract in any material respect or grant any release or relinquishment of any material rights under any material contract;

•	incur, assume or otherwise become liable or responsible for any indebtedness for borrowed money, except for indebtedness permitted under certain provisions of the Raptor Loan Agreement and that are incurred in the ordinary course of business consistent with past practice;

•	assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person except wholly owned subsidiaries of Raptor;

•	change, in any material respect, any financial accounting methods, principles or practices used by it, except in order to comply with GAAP or applicable law;

•	make any material change to any accounting method or change any annual tax accounting period, make or change any material tax election, file any material tax return other than on a basis consistent with past practice, amend any material tax return, settle, compromise or consent to any material tax claim or assessment, surrender a right to a material tax refund, waive or extend the statute of limitations with respect to any material tax other than pursuant to extensions of time to file a tax return obtained in the ordinary course of business, or incur any taxes as a result of distributing, lending, transferring or otherwise repatriating any property in-kind or any cash amounts into the United States;

•	(A) establish, adopt, terminate or amend any Raptor employee plan or agreement (the “Raptor Plans”), (B) amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Raptor Plans, (C) grant any Raptor employee any increase in compensation, bonuses or other benefits or (D) pay any severance, retention or retirement benefits to any current or former Raptor employee, other than vested benefits required by the terms of a Raptor Plan or (E) grant any equity or equity-based compensation to any Raptor employee;

•	make any contributions (excluding contributions which are employee deferrals of eligible earnings under Raptor’s 401(k) plan) to Raptor’s 401(k) plan other than as required under the terms of such plan as in effect on the date of the Merger Agreement, or make any contribution to Raptor’s 401(k) plan in Shares;

•	(i) enter into any Raptor Plans, other than with any Raptor employee, who is not an executive officer, with an annual base salary of less than $200,000 in the ordinary course of business consistent with past practice, or (ii) hire, promote or terminate any Raptor employee other than a Raptor employee, who is not an executive officer, with an annual base salary of less of $200,000 in the ordinary course of business consistent with past practice;

•	enter into any collective bargaining agreement or other works council, trade union, labor association, employee representative or collective labor contract with respect to employees of Raptor or its subsidiaries;

•	make or authorize any capital expenditure or incur any obligations, liabilities or indebtedness in respect thereof, except for (i) those contemplated by the capital expenditure budget for the relevant fiscal year, which capital expenditure budget has been provided or made available to Parent prior to the date of the Merger Agreement, and (ii) any unbudgeted capital expenditures in an amount not to exceed $150,000 in the aggregate;

•	settle any (i) civil, criminal or administrative actions, or (ii) litigations, arbitrations, audits or other proceedings, in each of (i) and (ii), before any governmental body (each a “Legal Proceeding”) other than a settlement solely for monetary damages not in excess of $50,000 individually or $200,000 in the aggregate or commence any Legal Proceeding except in connection with a breach of the Merger Agreement or any other agreements contemplated therein; or

•	offer, agree or commit, in writing or otherwise, to take any of the foregoing actions.

No Solicitation; Other Offers

From the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time or the termination of the Merger Agreement, Raptor and its subsidiaries will not, nor will they authorize or permit any of their respective directors, officers or other employees, controlled affiliates, or any investment banker, attorney or other authorized agent or representative retained by any of them (collectively, “Representatives”) to, directly or indirectly:

•	solicit, initiate, knowingly encourage, or knowingly facilitate or assist (including by way of providing information), any proposal that constitutes or could reasonably be expected to lead to an offer or proposal (other than an offer or proposal by Parent or Purchaser) to engage in an Acquisition Transaction (each, an “Acquisition Proposal”);

•	participate or engage in any discussions or negotiations with any person (other than Parent, Purchaser and their Representatives) regarding any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal;

•	enter into any merger agreement, purchase agreement, letter of intent or similar agreement with respect to an Acquisition Transaction (other than an acceptable confidentiality agreement entered into pursuant to the Merger Agreement);

•	release or waive any provision of, or fail to enforce any confidentiality agreement, standstill or similar agreement to which Raptor or any of its subsidiaries is a party; or

•	resolve, publicly propose or agree to do any of the foregoing.

“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) resulting in: (i) any acquisition by any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than twenty percent (20%) of the outstanding voting securities of Raptor or any tender offer or exchange offer that if consummated would result in any person or “group” beneficially owning more than twenty percent (20%) of the outstanding voting securities of Raptor; (ii) any merger, consolidation, business combination, recapitalization, reorganization or other similar transaction involving Raptor pursuant to which any person or “group”, other than Raptor stockholders (as a “group”) immediately prior to the consummation of such transaction, would hold Shares representing more than twenty percent (20%) of the voting power of the surviving entity after giving effect to the consummation of such transaction; or (iii) any sale, lease (other than in the ordinary course of business), exchange, transfer, exclusive license, or other acquisition of more than twenty percent (20%) of the consolidated assets of Raptor.

As promptly as practicable (and in any event within 24 hours) following receipt of any inquiry or request which could reasonably be expected to lead to an Acquisition Proposal or any of its Representatives, Raptor will (i) provide Parent with written notice of the receipt of such inquiry or Acquisition Proposal and (ii) communicate to Parent the identity of the person making such inquiry, request or Acquisition Proposal, a copy of any written materials related thereto (or, if oral, a summary of the material terms and conditions of any such inquiry, request or Acquisition Proposal). Raptor will keep Parent reasonably informed on a prompt and timely basis (and in any event within 24 hours) with respect to any material developments, discussions or negotiations regarding any such inquiry, request or Acquisition Proposal, including by prompt notice (and in any event within 24 hours) of any material amendments or modifications thereto and all material written materials subsequently provided in connection therein and upon request of Parent, will promptly inform Parent of the status of such inquiry, request or Acquisition Proposal.

If at any time prior to the Acceptance Time (i) Raptor has received an unsolicited bona fide Acquisition Proposal from any person that did not result from any breach of the Merger Agreement, and (ii) the Raptor Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and that the failure to take such action described in clause (A) or (B) below would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, then Raptor may (A) furnish information with respect to Raptor and its subsidiaries to the person making such Acquisition Proposal pursuant to an acceptable confidentiality agreement; provided that (x) Raptor will substantially concurrently provide to Parent any information concerning Raptor that is provided to any person and which was not previously provided to Parent and (y) Raptor will have entered into an acceptable confidentiality agreement with such person and (B) engage in discussions or negotiations with the person making such Acquisition Proposal regarding such Acquisition Proposal (and waive such person’s noncompliance with the provisions of any “standstill” agreement solely to the extent necessary to permit such discussions or negotiations). Prior to or concurrently with Raptor first taking any of the actions described in clauses (A) or (B) of the immediately preceding sentence with respect to an Acquisition Proposal, Raptor will provide written notice to Parent of the determination of Raptor Board made pursuant to clause (ii) of the immediately preceding sentence.

Pursuant to the Merger Agreement, “Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal that did not result from a breach of the Merger Agreement and is on terms that the Raptor Board determines in good faith, after consultation with outside legal counsel and its financial advisor(s), is reasonably likely to be consummated in accordance with its terms, and if consummated would be more favorable to Raptor stockholders, from a financial point of view, than the terms of the Offer and the Merger (after giving effect to all changes to the Merger Agreement proposed by Parent pursuant to potential renegotiation in light of such Superior Proposal).

Antitrust Filings

Under the terms of the Merger Agreement, Parent and Purchaser on the one hand, and Raptor, on the other hand, will file with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) a Notification and Report Form relating to the Merger Agreement and the transactions contemplated by the Merger Agreement as required by the HSR Act as soon as practicable after the date of the Merger Agreement but in no event later than five (5) business days following the date of the Merger Agreement. Each of Parent and Raptor will (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information and documentary material that may be required in order to make such filings, (iii) supply any additional information that reasonably may be required or requested by the FTC or the Antitrust Division, and (iv) take any and all action necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable (and in any event by the date that is at least five (5) business days before the Expiration Time), and to avoid any impediment to the consummation of the Offer or the Merger under any antitrust laws, including (A) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, conduct of business restrictions, a sale or disposition of such assets or businesses as are required to be divested or a license or grant of commercialization rights to businesses, product lines, fields of use, divisions, business arrangements, contracts, assets or interests therein of Parent or its affiliates, (B) amending any venture or other arrangement of Parent or its affiliates, and (C) otherwise taking or committing to take actions after the Closing with respect to one or more of the businesses, product lines, fields of use, or assets of Parent and its affiliates, in each case, as may be required in order to enable the consummation of the transactions contemplated hereby, including the Merger, to occur as soon as reasonably practicable (and in any event no later than the Termination Date) and to otherwise avoid the entry of, or to effect the dissolution of, any preliminary or permanent injunction which would otherwise have the effect of preventing the consummation of the transactions contemplated hereby, including the Merger. Parent will not extend any waiting period under the HSR Act or enter into any agreement with the FTC, the Antitrust Division or any other governmental body not to consummate the transactions contemplated by the Merger Agreement, except with the prior written consent of Raptor.

Reasonable Best Efforts

Under the terms of the Merger Agreement, each of Parent, Purchaser and Raptor will use its reasonable best efforts to, and will use its reasonable best efforts to cause its respective Representatives to, take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and each of the other transactions contemplated by the Merger Agreement, including using reasonable best efforts to (i) cause each of the conditions to the Offer set forth in the Merger Agreement, as described in Section 15 — “Conditions of the Offer” to be satisfied as promptly as practicable after the date of the Merger Agreement; (ii) obtain, as promptly as practicable after the date of the Merger Agreement, and maintain all necessary actions or non-actions and consents from any governmental bodies and make all necessary registrations, declarations and filings with any governmental bodies that are necessary to consummate the Offer and the Merger; and (iii) at the written request of Parent, obtain all necessary consents from third parties under any material contracts to which Raptor or any of its subsidiaries is a party in connection with the Merger Agreement and the consummation of the transactions contemplated hereby.

Each of Parent and Raptor agrees, on behalf of themselves and their respective affiliates, that, between the date of the Merger Agreement and the Effective Time, neither Parent nor Raptor will, and neither Parent nor Raptor will cause its affiliates to, enter into any definitive agreements for, or consummate, an acquisition (via stock purchase, merger, consolidation, purchase of assets or otherwise) of any ownership interest in, or assets of, any person if such ownership interest or assets would reasonably be expected to result in the failure to obtain any regulatory approvals required in connection with the consummation of the transactions contemplated hereby (including the Merger), or would otherwise reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby (including the Merger).

Indemnification and Insurance

The Merger Agreement provides that the Surviving Corporation will honor and fulfill the obligations of Raptor and its subsidiaries under (i) the indemnification agreements between Raptor or its subsidiaries and any of their respective current or former directors or officers, and any person who becomes a director or officer prior to the Effective Time (the “Indemnified Persons”), and (ii) indemnification, expense advancement and exculpation provisions in the certificate of incorporation and bylaws of Raptor or its subsidiaries in effect on the date of the Merger Agreement. During the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation and its subsidiaries will cause the certificates of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are no less favorable than the indemnification, exculpation and advancement of expenses provisions contained in the certificates of incorporation and bylaws (or other similar organizational documents) of Raptor and its subsidiaries as of the date of the Merger Agreement.

During the period commencing at the Acceptance Time and ending on the sixth (6th) anniversary of the Effective Time, Raptor and the Surviving Corporation will maintain in effect directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by Raptor’s currently in force directors’ and officers’ liability insurance (“Current Raptor D&O Insurance”), on terms with respect to the coverage and amounts that are no less favorable than those of the Current Raptor D&O Insurance; provided that, Parent and the Surviving Corporation will not be obligated to pay annual premiums in excess of three hundred percent (300%) of the annual amount paid by Raptor for coverage during its current coverage period (“Maximum Annual Premium”). Prior to the Effective Time, Raptor may purchase a six year “tail” prepaid policy on the Current Raptor D&O Insurance at a cost not to exceed the Maximum Annual Premium.

Employee Matters

The Merger Agreement provides that for a period of 12 months following the Effective Time, the Surviving Corporation will provide to each employee of Raptor or any of its subsidiaries who, as of the Closing, continue their employment with Raptor or any of its subsidiaries (“Continuing Employees”): (i) a base salary or wage rate, as applicable, and annual cash bonus opportunity that is not less favorable than the base salary or wage rate and annual bonus opportunity provided to such Continuing Employee immediately prior to the Effective Time, (ii) cash and COBRA premium severance benefits that are at least as favorable as the cash and COBRA premium severance benefits provided to such Continuing Employee immediately prior to the Effective Time and (iii) other welfare benefits that are, taken as a whole, at least as favorable in the aggregate as selected in Parent’s sole discretion to either (A) those generally made available to similarly situated employees of the Parent or its subsidiaries under its welfare benefit plans and programs, or (B) to the compensation and benefits provided to such Continuing Employee immediately prior to the Effective Time.

To the extent that a Plan or any other employee benefit plan or other compensation or severance arrangement of the Surviving Corporation or any of its subsidiaries or any employee benefit plan or other compensation or severance arrangement of Parent is made available to any Continuing Employee on or following the Effective Time, the Surviving Corporation will cause to be granted to such Continuing Employee credit for all service with Raptor and its subsidiaries prior to the Effective Time solely for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant; provided that such service need not be credited to the extent that it would result in duplication of coverage or benefits. In addition, and without limiting the generality of the foregoing, Parent will use commercially reasonable efforts to ensure that each Continuing Employee will be immediately eligible to participate, without any waiting time, in any and all employee benefit plans sponsored by the Surviving Corporation and its subsidiaries and will be given full credit with respect to any eligible expenses previously incurred for any unfinished portion of a plan year for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements.

No provision of the Merger Agreement (i) guarantees employment for any period of time for, or precludes the ability of Parent or the Surviving Corporation to terminate, any Continuing Employee for any reason, or (ii) requires Parent or the Surviving Corporation to continue any Company plan or prevent the amendment, modification or termination thereof after the Effective Time.

Financing Efforts

Each of Purchaser and Parent will use their respective commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to arrange, consummate and obtain the proceeds of the Incremental Loan Facility on the terms and conditions set forth in the Debt Commitment Letter; provided, that under no circumstances will Parent, Purchaser or any of their affiliates be required to commence, participate in, pursue or defend any legal Proceeding against or involving any of sources of financing or any other person that has committed to provide any portion of, or otherwise with respect to, the contemplated debt financing.

Raptor has agreed to, and to cause each of its subsidiaries to, use reasonable best efforts to cause its and their representatives to, provide to Parent such customary and necessary cooperation, at Parent’s sole expense, as may be reasonably requested by Parent to assist Parent in causing the conditions in the Debt Commitment Letter to be satisfied and such customary cooperation as is otherwise reasonably necessary and reasonably requested by Parent solely in connection with obtaining the contemplated debt financing (or any alternative financing).

Marketing Period

In addition to the other Offer Conditions described in Section 15 — “Conditions of the Offer”, the Offer is conditioned upon the completion of the Marketing Period. The “Marketing Period” is a period of ten

(10) consecutive business days after the date of the Merger Agreement commencing on the first day on which Parent will have received from Raptor certain pertinent and customary information that is reasonably available to Raptor and its subsidiaries, and certain financial statements business and other financial data and audit reports and other financial information reasonably needed by Parent and the financing sources (such information, the “required information”); provided November 23 and 25, 2016 will not be considered business days for the purpose of the “Marketing Period” and that if such ten (10) business day period is not completed on or prior to December 16, 2016, then such ten (10) business day period will not commence until on or after January 3, 2017.

Notwithstanding the foregoing, the “Marketing Period” will not commence and will be deemed not to have commenced if, on or prior to the completion of such ten (10) business day period, (i) Raptor and/or any of its subsidiaries will have publicly announced any intention to restate any material financial information included in the required information or that any such restatement is under consideration, in which case the Marketing Period will be deemed not to commence unless and until such restatement has been completed and the applicable required information has been amended or Raptor or such subsidiary has announced that it has concluded that no restatement will be required or (ii) the required information would not be Compliant (as defined below) at any time during such ten (10) business day period, in which case a new ten (10) business day period will commence upon Parent and its financing sources receiving updated required information that would be Compliant. If at any time during the Marketing Period the required information provided at the initiation of the Marketing Period ceases to be Compliant, then the Marketing Period will be deemed not to have occurred). Notwithstanding the foregoing, the “Marketing Period” will not commence and will be deemed not to have commenced prior to the commencement of the Offer.

Pursuant to the Merger Agreement, “Compliant” means, with respect to the required information, that (i) such required information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such required information not misleading, (ii) as to required information consisting of historical financial statements of Raptor or any of its subsidiaries, such financial statements fairly present in all material respects the financial condition and results of operations as of and for the periods covered thereby and in form and substance reasonably necessary for the financing sources to receive customary accountants’ comfort letters, and (iii) Raptor’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the information materials required under the terms of the Debt Commitment Letter.

Termination of Raptor 401(k) Plan

Contingent upon the Closing Date, Raptor will take all necessary actions to terminate Raptor 401(k) plan, with such termination effective as of no later than the date immediately preceding the Closing Date. Parent will use commercially reasonable efforts to: (i) provide to Continuing Employees who were eligible to participate in the Raptor 401(k) plan immediately prior to the Closing Date benefits under Parent’s 401(k) plan, subject to and in accordance with its terms, and (ii) allow Continuing Employees to make eligible rollover contributions to the Parent’s 401(k) plan of their Raptor 401(k) plan account balances (in cash and in loan notes evidencing loans to such Continuing Employees as of the date of distribution) from the Raptor 401(k) plan, in each case as soon as practicable following the Closing Date.

Convertible Notes

Pursuant to the Merger Agreement, not less than 20 days prior to the Expiration Time, Raptor will make an offer to each note holder to purchase all of such note holder’s outstanding Raptor Convertible Notes on the Expiration Time at an offer price in cash in an amount equal as required under the Note Agreement (the “Note Offer”); provided, that the right and obligation of Raptor to consummate the Note Offer to the note holders for the Raptor Convertible Notes will be conditioned on the consummation of the Offer. In the event that the Offer is extended in accordance with the terms of the Merger Agreement, Raptor will deliver notice to the note holders of the Raptor Convertible Notes establishing the payment date for the Note Offer as the new Expiration Time of the

Offer (with additional such notices to be provided in connection with each subsequent extension of the Offer, as applicable). Raptor will provide Parent, Purchaser and their counsel reasonable opportunity to review and comment on any written notice or other written communication to or with the note holders of Raptor Convertible Notes (including the Note Offer) prior to the dispatch or making thereof, and Raptor shall give reasonable and good faith consideration to any comment made by Parent, Purchaser or their counsel.

Other Covenants

The Merger Agreement contains other customary covenants, including covenants relating to public announcements, notification of certain events, matters with respect to Section 16 of the Exchange Act and the rules and regulations thereunder, Rule 14d-10(d)(2) under the Exchange Act, confidentiality, securityholder litigation, stock exchange delisting and deregistration and eliminating the effect of any take over law.

Conditions to the Offer

See Section 15 — “Conditions of the Offer.”

Conditions to the Merger

The obligations of Parent, Purchaser and Raptor to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable law) prior to the Effective Time, each of the following conditions:

•	Purchaser will have previously accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

•	No governmental body of competent jurisdiction will have (i) enacted, issued or promulgated any law (other than the applicable provisions of the HSR Act) that is in effect as of immediately prior to the Effective Time which has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger, or (ii) issued or granted any Order that is in effect as of immediately prior to the Effective Time which has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger (each a “Restraint”).

Termination

The Merger Agreement may be terminated and the Offer may be abandoned at any time prior to the Acceptance Time:

•	By mutual written consent of Parent and Raptor.

•	By either Parent or Raptor, if:

•	the Acceptance Time not have occurred on or before the Termination Date or the Offer will have expired and not been extended in accordance with the Merger Agreement without acceptance for payment of the Shares tendered in the Offer; provided that a party will not be permitted to terminate the Merger Agreement pursuant to this clause if such party’s material breach of its obligations under the Merger Agreement has been a principal cause of or resulted in the failure of the Acceptance Time to occur (“Expired Offer Termination”); or

•	there exists any Restraint which has become final and non-appealable; provided that the party seeking to terminate the Merger Agreement pursuant to this clause will have complied with its obligations to have vacated, lifted, reversed or overturned such Restraint; provided further, however, that a party will not be permitted to terminate the Merger Agreement pursuant to this clause if such party’s material breach of its obligations under the Merger Agreement has been a principal cause of or resulted in such Restraint.

•	By Parent, if:

•	(i) Raptor has breached or failed to perform any of its covenants or agreements under the Merger Agreement, or any of the representations and warranties of Raptor set forth in the Merger Agreement are or have become inaccurate, in either case such that the conditions to the Offer related to the representations and warrants being true and correct and the performance of covenants under the Merger Agreement would fail to be satisfied, and such breach, failure to perform or inaccuracy is not capable of being cured or is not cured within ten (10) business days following Parent’s delivery of written notice to Raptor of such breach, failure to perform or inaccuracy, or (ii) there has been a Material Adverse Effect (a “Raptor Breach Termination”); provided, in each case, that Parent will not have the right to terminate the Merger Agreement pursuant to a Raptor Breach Termination if Parent or Purchaser is then in breach of any of its representations, warranties, covenants or agreements hereunder such that Raptor has the right (or would have the right following notice and an opportunity to cure, if applicable) to terminate the Merger Agreement; or

•	(i) the Raptor Board has failed to include a Raptor Board Recommendation in the Schedule 14D-9 when made or a Raptor Board Recommendation Change has occurred, (ii) a tender or exchange offer relating to the Shares has commenced by a person who is not an affiliate or Representative of Parent and Raptor has not publicly announced in a Solicitation/Recommendation Statement on Schedule 14D-9, within ten (10) business days after the commencement of such tender or exchange offer, that Raptor recommends rejection of such tender or exchange offer, or (iii) the Raptor Board has failed to reaffirm its recommendation of the Merger Agreement within ten (10) business days after Parent so requests in writing (a “Recommendation Failure Termination”).

•	By Raptor, if:

•	Parent or Purchaser has breached or failed to perform any of their respective covenants or agreements under the Merger Agreement, or any of the representations and warranties of Parent or Purchaser set forth in the Merger Agreement are or have become inaccurate, which breach, failure to perform or inaccuracy, individually or in the aggregate with other such breaches, failures to perform or inaccuracies, would reasonably be expected to prevent or materially delay the ability of Parent or Purchaser to consummate the transactions contemplated by the Merger Agreement (including the Offer and the Merger), and such breach, failure to perform or inaccuracy is not capable of being cured or is not cured within ten (10) business days following Raptor’s delivery of written notice to Parent of such breach, failure to perform or inaccuracy; provided that Raptor will not have the right to terminate the Merger Agreement pursuant to this clause if Raptor is then in breach of or has failed to perform any of its representations, warranties, covenants or agreements hereunder such that Parent has the right (or would have the right following notice and an opportunity to cure, if applicable) to terminate the Merger Agreement; or

•	In order to accept a Superior Proposal and, substantially concurrently with such termination, to enter into a binding written definitive agreement providing for the consummation of a transaction that the Raptor Board has determined constitutes a Superior Proposal in accordance with the Merger Agreement; provided that Raptor has complied in all material respects with the Merger Agreement and Raptor concurrently pays Parent the Raptor Termination Fee to Parent (a “Superior Proposal Termination”).

Effect of Termination

In the event of the termination of the Merger Agreement, the Merger Agreement will be of no further force or effect and there will be no liability of any party or parties hereto (or any director, officer, employee, affiliate, agent or other Representative of such party or parties) to the other party or parties hereto, as applicable, except certain provisions of the Merger Agreement and the terms of the Confidentiality Agreement, each of which will survive the termination of the Merger Agreement, and (b) that, except for transfer taxes and certain fees and expenses incurred in connection with the Merger Agreement, nothing under the terms of the Merger Agreement will relieve any party or parties hereto from any liability or damages resulting from any willful and material breach of the Merger Agreement that occurs prior to such termination.

Termination Fee

A termination fee of $30,000,000 (the “Raptor Termination Fee”) will be payable by Raptor to Parent within two (2) business days after written demand by Parent, in the event that:

•	(A) the Merger Agreement is terminated by Parent or Raptor pursuant to an Expired Offer Termination or Raptor Breach Termination, and the right to terminate the Merger Agreement pursuant to Expired Offer Termination or Raptor Breach Termination, as applicable, is then available to Parent; (B) following the execution and delivery of the Merger Agreement and prior to such termination of the Merger Agreement, a Competing Acquisition Transaction will have been publicly announced or will have become publicly disclosed and, in either case, will not have been irrevocably withdrawn or otherwise abandoned prior to such termination; and (C) within 12 months following such termination of the Merger Agreement, either (y) Raptor enters into a definitive agreement with respect to a Competing Acquisition Transaction or (z) consummates a Competing Acquisition Transaction. For the purposes of the foregoing a “Competing Acquisition Transaction” will have the same meaning as an “Acquisition Transaction” except that all references therein to “more than twenty percent (20%)” will be deemed to be references to “more than fifty percent (50%)”;

•	In the event that the Merger Agreement is terminated by Raptor pursuant to a Superior Proposal Termination, as a condition to the effectiveness of such termination; or

•	In the event that the Merger Agreement is terminated by Parent pursuant to a Recommendation Failure Termination, within two (2) Business Days after written demand by Parent following such termination.

In the event that the Raptor Termination Fee becomes payable under terms of the Merger Agreement, except in the case of common law fraud or willful and material breach by Raptor, such Raptor Termination Fee constitutes the sole and exclusive remedy under the Merger Agreement of Parent and Purchaser. The receipt of the Raptor Termination Fee will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, each of their affiliates and representatives and any other person in connection with the Merger Agreement and the transactions contemplated hereby (and the termination thereof), including the Offer and the Merger.

Specific Performance

Parent, Purchaser and Raptor agree that irreparable damage would occur in the event that any provision of the Merger Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, Parent, Purchaser and Raptor agree that in the event of any breach or threatened breach by Raptor, on the one hand, or Parent or Purchaser, on the other hand, of any of their respective covenants or obligations set forth in the Merger Agreement, Raptor, on the one hand, and Parent and Purchaser, on the other hand, will be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of the Merger Agreement, by the other (as applicable), and to specifically enforce the terms and provisions of the Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under the Merger Agreement.

Fees and Expenses

Except as provided in this Section 11 — “The Transaction Documents — The Merger Agreement —Termination Fee,” certain expenses related to financing cooperation, and certain transfer, documentary, sales,

use, stamp, registration, value-added and other similar taxes and fees incurred in connection with the Merger Agreement, which will be paid by Parent and Purchaser, all other fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement are consummated.

Governing Law

The Merger Agreement is governed by Delaware law.

Tender and Support Agreements

The following summary description of the Tender and Support Agreements is qualified in its entirety by reference to the Tender and Support Agreement themselves, a form of which is filed as Exhibit (d)(2) to the Schedule TO, which you may examine and copy as set forth in Section 8 — “Certain Information Concerning Purchaser and Parent” above.

Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into a Tender and Support Agreement with each of the Supporting Stockholders. As of September 21, 2016, the Supporting Stockholders owned an aggregate of approximately 1.0% of the outstanding Shares.

Pursuant to the Tender and Support Agreement, each Supporting Stockholder agreed to tender its Shares into the Offer promptly following, and in any event no later than the tenth (10th) business day following the commencement of the Offer. If such Supporting Stockholder acquires Shares after the date of the Tender and Support Agreement, unless such Tender and Support Agreement has been terminated in accordance with its terms, such Supporting Stockholder shall tender or cause to be tendered those Shares on or before the Expiration Date. Unless the Tender and Support Agreement has been terminated, such Supporting Stockholder will not withdraw its Shares from the Offer at any time.

The Tender and Support Agreement further provides that from the date of their execution until they expire, each Supporting Stockholder will not transfer or cause or permit any transfer of any of its Shares other than in connection with certain limited exceptions. The Tender and Support Agreement also provides that from the date of their execution until they expire, each Supporting Stockholder shall not (i) deposit or otherwise transfer any Shares into a voting trust or (ii) grant any proxy or enter into any voting agreement or similar agreement with respect to any of the Shares held by such Supporting Stockholder.

Under the terms of the Tender and Support Agreement, each Supporting Stockholder irrevocably and unconditionally waived, and agreed not to exercise or assert, on its own behalf or on behalf of any other holder of Shares, any rights of appraisal, any dissenters’ rights or any similar rights relating to the Merger that such Supporting Stockholder may have by virtue of, or with respect to, any Shares owned by such Supporting Stockholder.

The Tender and Support Agreement shall terminate and shall have no further force or effect on the earlier of (i) the date upon which the Merger Agreement is validly terminated, or (ii) the date upon which the Merger becomes effective.

Confidentiality Agreement

The following summary description of the Confidentiality Agreement is qualified in its entirety by reference to such Confidentiality Agreement, which has been filed as Exhibit (d)(3) to the Schedule TO, which may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Purchaser and Parent” above.

On June 6, 2016, Parent and Raptor entered into the Confidentiality Agreement pursuant to which, among other things, Parent agreed, subject to certain exceptions, to keep confidential certain non-public information relating to Raptor in connection with a possible transaction with Raptor. The Confidentiality Agreement also includes a one-year standstill provision that terminates in the event that Raptor enters into a definitive agreement to effectuate certain transactions.

12.	Purpose of the Offer and Plans for Raptor

Purpose of the Offer

We are making the Offer pursuant to the Merger Agreement in order to acquire control of, and ultimately following the Merger, the entire equity interest in, Raptor while allowing Raptor’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares pursuant to the Offer. The Merger will be governed by and effected under Section 251(h) of the DGCL. Accordingly, Parent, we and Raptor have agreed to take all necessary and appropriate action to cause the closing of the Merger to take place as soon as practicable following the Acceptance Time without a meeting of the stockholders of Raptor in accordance with Section 251(h) of the DGCL, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement.

Holders of Shares who tender their Shares pursuant to the Offer will cease to have any equity interest in Raptor and will no longer participate in the future growth of Raptor. If the Merger is consummated, the current holders of Shares will no longer have an equity interest in Raptor and instead will only have the right to receive an amount in cash equal to the Offer Price or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled in accordance with Delaware law.

Plans for Raptor

Except as otherwise disclosed in this Offer to Purchase, we do not have any present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets, involving Raptor or any of its subsidiaries, any material changes in Raptor’s present dividend policy, indebtedness, capitalization or corporate structure. We will continue to evaluate and review Raptor and its business, assets, corporate structure, capitalization, operations, properties, policies, management and personnel with a view towards determining how to optimally realize any potential benefits which arise from the relationship of the operations of Raptor with those of other business units of Parent. Such evaluation and review is ongoing and is not expected to be completed until after the consummation of the Offer and the Merger. We intend to work with Raptor’s management as part of a comprehensive review of Raptor’s business, operations, capitalization, management and personnel with a view to optimizing development of Raptor’s potential.

13.	Certain Other Effects

Because the Merger will be governed by and effected under Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Purchaser, Parent and Raptor will consummate the Merger as soon as practicable. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Possible Effects of the Offer on the Market for the Shares

If the Offer is consummated but the Merger does not take place, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than

Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price. If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than those properly and validly exercising their statutory rights of appraisal in compliance in all respects with Section 262 of the DGCL) will receive the same amount per Share as they would have received had they tendered their Shares in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier.

NASDAQ Listing

If the Shares remain listed on NASDAQ when the Offer is completed, then depending upon the number of Shares purchased pursuant to the Offer, the Shares may not meet the standards for continued listing on NASDAQ. If, as a result of the purchase of the Shares pursuant to the Offer, the Shares do not meet these criteria, the listing of Shares on NASDAQ would be discontinued and the market for the Shares could be adversely affected. In the event the Shares were no longer listed on NASDAQ, price quotations for the Shares might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Registration under the Exchange Act

The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of Raptor to the SEC if (i) the Shares are not listed on a national securities exchange, (ii) the Shares are not held by 300 or more holders of record, and (iii) Raptor is not otherwise required to furnish or file reports under the Exchange Act. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of Raptor subject to registration, would substantially reduce the information required to be furnished by Raptor to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholder’s meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to Raptor. Furthermore, “affiliates” of Raptor and persons holding “restricted securities” of Raptor may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing or reporting on NASDAQ. If the purchase of the Shares pursuant to the Offer results in the Shares becoming eligible for deregistration under the Exchange Act, it would be our intention to cause Raptor to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

If registration of the Shares under the Exchange Act is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on NASDAQ will be terminated following the completion of the Merger.

Margin Regulations

The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other matters, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

14.	Dividends and Distributions.

As discussed in Section 11 — “The Transaction Documents — The Merger Agreement — Operating Covenants,” the Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, Raptor, without the prior consent of Parent will not declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of its capital stock.

15.	Conditions of the Offer

The following sets forth the conditions of the Offer set forth in the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO and any other filings that we make with the SEC with respect to the Offer or the Merger may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Purchaser and Parent.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms not otherwise defined in this Section 15 will have the meanings ascribed to them in the Merger Agreement.

The conditions to the Offer have been included in this Offer to Purchase to provide you with information regarding the terms of the Offer and is not intended to modify or supplement any factual disclosures about Raptor, Purchaser or Parent (or any of their respective subsidiaries or affiliates) in public reports filed with the SEC. In particular, the Merger Agreement and this list of conditions to the Offer are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Raptor, Purchaser or Parent (or any of their respective subsidiaries or affiliates).

The obligation of Purchaser to, and of Parent to cause Purchaser to, accept for payment and, subject to Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered Shares promptly after termination or withdrawal of the Offer)), pay for any Shares that are validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer is subject to the satisfaction, as of immediately prior to the Expiration Time, of each of the following conditions:

(1) there being validly tendered and not validly withdrawn prior to the Expiration Time that number of Shares that, together with the Shares then owned by Parent, Purchaser and their respective controlled affiliates (if any), represent one more than 50% of the sum of (A) the total number of Shares outstanding at the time of the expiration of the Offer (not including Shares tendered pursuant to guaranteed delivery procedures for which the underlying Shares have not yet been delivered) plus (B) the aggregate number of Shares issuable to holders of Raptor Options from which Raptor has received valid notices of exercise (including payment of any applicable exercise price) prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Raptor Options) plus (C) the aggregate number of Shares issuable to holders of Raptor Convertible Notes from which Raptor has received valid notices of conversion prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Raptor Convertible Notes);

(2) no Governmental Body of competent jurisdiction shall have (i) enacted, issued or promulgated any Law (other than the applicable provisions of the HSR Act) that is in effect and has the effect of making the Offer, the acquisition of Shares by Parent or Purchaser, or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of or payment for Shares by Parent or Purchaser, or the consummation of the Merger, or (ii) issued or granted any Order that is in effect and makes the consummation of the Offer or the Merger illegal or which prohibits or otherwise prevents the consummation of the Offer, the acquisition of or payment for Shares by Parent or Purchaser or the consummation of the Merger;

(3)     (i) the representations and warranties of Raptor contained in Section 3.2, Section 3.3(a), Section 3.4 (other than Sections 3.4(a) and 3.(4)(e)) of the Merger Agreement shall have been true and correct in all materials respects as of the date of the Merger Agreement as though made as of such date, and shall be true and correct in all material respects at and as of the Expiration Time as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case, at and as of such earlier date)), it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded;

        (ii) the representations and warranties of Raptor contained in Section3.4(a), Section 3.4(e) and Section 3.21 of the Merger Agreement shall have been true and correct in all respects as of the date of the Merger Agreement and shall be true and correct in all respects at and as of the Effective Time as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case, at and as of such earlier date), except (other than a result of a willful breach by Raptor) where the failure to be so true and correct in all respects would not reasonably be expected to result in additional cost, expense or liability to Raptor, Parent and/or their respective Affiliates, individually or in the aggregate, that is more than $2,000,000 (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded);

        (iii) the representations and warranties of Raptor contained in Section 3.7(a) of the Merger Agreement shall have been true and correct in all respects as of the date of the Merger Agreement and shall be true and correct in all respects at and as of the Expiration Time as if made on and as of such time; and

        (iv) the representations and warranties of Raptor contained in Article III of the Merger Agreement (other than those referred to in subclauses (i), (ii) or (iii) above) shall have been true and correct in all respects as of the date of the Merger Agreement and shall be true and correct in all respects at and as of the Expiration Time as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case, at and as of such earlier date), except where the failure to be so true and correct in all respects would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded);

(4) Raptor shall have complied with or performed in all material respects all of the agreements and covenants that Raptor is required to perform, or comply with, under the Merger Agreement at or prior to the Expiration Time, or any such breach (if capable of being cured) shall have been cured prior to the Expiration Time;

(5) any waiting period (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement under the HSR Act shall have expired or been terminated;

(6) there shall not have been any Material Adverse Effect that is continuing as of the Expiration Time;

(7) Parent and Purchaser shall have received a certificate executed on behalf of Raptor by Raptor’s Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in clauses (3), (4) and (6) above have been duly satisfied;

(8) the Marketing Period shall have been completed; and

(9) the Merger Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions will be in addition to (and not in limitation of) the rights and obligations of Purchaser to extend the Offer pursuant to the terms and conditions of the Merger Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser and may be waived by Parent or Purchaser in whole or in part at any time and from time to time in the sole discretion of Parent or Purchaser (other than the Minimum Condition or the conditions set forth in clauses (2), (5) or (9) above, which may be waived by Parent and Purchaser only with the prior written consent of Parent), subject in each case to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals

General

Except as described in this Section 16, based on a review of publicly available filings made by Raptor with the SEC and other publicly available information concerning Raptor and information supplied by Raptor, we are not aware of any governmental license or regulatory permit that appears to be material to the business of Raptor and its subsidiaries, taken as a whole, that might be adversely affected by our acquisition of the Shares (and the indirect acquisition of the stock of Raptor’s subsidiaries) as contemplated in the Merger Agreement or of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of the Shares by us as contemplated in the Merger Agreement. Should any such approval or other action be required, we and Parent currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. If certain types of adverse actions are taken with respect to the matters discussed below, we could, subject to the terms and conditions of the Merger Agreement, decline to accept for payment or pay for any Shares tendered. See Section 15 — “Conditions of the Offer” of this Offer to Purchase for a description of certain conditions to the Offer.

Antitrust Compliance

Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain acquisition transactions may not be consummated unless certain information and documentary material has been furnished for review by the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger. Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or lengthened if the acquiring person voluntarily withdraws and refiles to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material.

Pursuant to the Merger Agreement, we and Raptor filed our respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on September 19, 2016 for review in connection with the Offer.

The FTC and Antitrust Division will consider the legality under the U.S. federal antitrust laws of our proposed acquisition of the Shares pursuant to the Offer. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction, or if the Shares have already been acquired, requiring disposition of such Shares or the divestiture of substantial assets of Parent, Raptor or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the U.S. federal antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While we believe that the consummation of the Offer will not violate U.S. federal antitrust laws, there can be no assurance that the Offer and the Merger will not be challenged on antitrust grounds or the outcome of any challenge on antitrust grounds. If any such action is commenced by the FTC, the Antitrust Division, any state or other governmental body Purchaser may not be obligated to consummate the Offer and the Merger.

Delaware Law

As a Delaware corporation, Raptor is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Raptor Board has approved the Merger Agreement and the transactions contemplated thereby, and therefore the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated by the Merger Agreement.

State Takeover Statutes

A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Raptor, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting the application of such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other matters, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

We are not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and have not attempted to comply with any other state takeover laws or regulations. If any government official, Raptor or third party seeks to apply any state takeover law (other than Section 203 of the DGCL) to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 — “Conditions of the Offer.”

Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. If the Merger is consummated, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being consummated, stockholders who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been consummated as of such time. If the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) demand appraisal in accordance with the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Raptor a written demand for appraisal of Shares held, which demand must reasonably inform Raptor of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL will be included as Annex III to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

Stockholder Approval Not Required

Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding shares of common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will have received a sufficient number of Shares to ensure that Raptor will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Raptor. As soon as practicable following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and Raptor will take all necessary and appropriate action to effect the Merger without a meeting of stockholders of Raptor in accordance with Section 251(h) of the DGCL.

17.	Fees and Expenses

We have retained MacKenzie Partners, Inc. to act as the Information Agent and American Stock Transfer & Trust Company, LLC to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, we will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18.	Miscellaneous

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of us or Parent not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We and Parent have filed with the SEC the Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file additional amendments thereto. In addition, the Schedule 14D-9 is being filed with the SEC by Raptor pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of Raptor Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional information, and Raptor may file amendments thereto. Our Schedule TO and the Schedule 14D-9, including their respective exhibits and any amendments to any of the foregoing, may be examined and copies may be obtained from the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549 or may be accessed electronically on the SEC’s website at www.sec.gov. and are available from the Information Agent at the address and telephone number set forth on the back cover of the Offer to Purchase.

Misneach Corporation

September 26, 2016

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below. Unless otherwise indicated, the business address of each director and executive officer of Parent is 150 South Saunders Road, Lake Forest, IL 60045. Directors are identified by an asterisk.

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Timothy P. Walbert, Chairman, President and Chief Executive Officer*	Timothy P. Walbert has served as our president and chief executive officer since June 2008 and has served as chairman of our board since March 2010. Mr. Walbert also serves as chairman of the board of Egalet Corporation, a public pharmaceutical company, and sits on the board of directors of XOMA Corp., a public biotechnology company, Sucampo Pharmaceuticals, Inc., a public biopharmaceutical company, the Pharmaceutical Research and Manufacturers of America, the Biotechnology Industry Organization, the Illinois Biotechnology Industry Organization, World Business Chicago, the Greater Chicago Arthritis Foundation and the Illinois Innovation Council.	United States

Robert F. Carey, Executive Vice President, Chief Business Officer	Robert F. Carey has served as our executive vice president, chief business officer since March 2014. Prior to joining Parent, Mr. Carey spent more than 11 years as managing director and head of the life sciences investment banking group at JMP Securities LLC, a full-service investment bank. Mr. Carey serves on the board of directors of Argos Therapeutics, Inc., a public biotechnology company, Sangamo Biosciences, Inc., a public biotechnology company, and the private companies, Red Hen Corporation and Hawthorne Race Course, Inc.	United States

Paul W. Hoelscher, Executive Vice President, Chief Financial Officer	Paul W. Hoelscher has served as our executive vice president, chief financial officer since October 2014. Previously, he was our executive vice president, finance from June 2014 through September 2014. Prior to joining Parent, Mr. Hoelscher served as senior vice president, finance — treasury and corporate development of OfficeMax, Inc. from August 2013 to May 2014, and as vice president, finance — treasury and corporate development of OfficeMax from August 2012 to July 2013. From 2004 to May 2012, Mr. Hoelscher served as vice president, finance integration; vice president, international finance and treasurer; and vice president, corporate controller of Alberto Culver Company, a hair and skin beauty care company which was acquired by Unilever in 2011.	United States

Timothy J. Ackerman, Senior Vice President, Commercial Operations	Timothy J. Ackerman has served as our senior vice president, commercial operations since January 2016. Prior to that, Mr. Ackerman served as our group vice president, corporate analytics from January 2015 until January 2016, as our vice president, corporate analytics from August 2014 until January 2015 and as our senior director, payer marketing and commercial development from September 2011 until August 2014. From September 2008 to September 2011, Mr. Ackerman served as director of commercial development for Marathon Pharmaceuticals, a private biopharmaceutical company.	United States

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Brian K. Beeler, Executive Vice President, General Counsel	Brian K. Beeler has served as our executive vice president, general counsel since May 2015. Mr. Beeler previously served as our senior vice president, legal and chief compliance officer from January 2015 until May 2015, and as our associate general counsel and chief compliance officer from January 2013 until January 2015. Prior to joining Parent, Mr. Beeler served as associate general counsel for Fenwal, Inc., a global life sciences manufacturer of products for transfusion medicine, from December 2008 until December 2012.	United States

Geoffrey M. Curtis, Senior Vice President, Corporate Communications	Geoffrey M. Curtis has served as our senior vice president, corporate communications since January 2016. Prior to that, Mr. Curtis served as our group vice president, corporate communications from April 2015 until January 2016. From May 2015 until April 2015, Mr. Curtis served as senior vice president at Edelman Public Relations and as part of its National Health Media Team, he led media strategy and execution for a large portfolio of pharmaceutical, biotech and medical device clients. Prior to that, Mr. Curtis was group director of the media practice at WCG, a W20 Group company, from July 2006 until May 2012.	United States

George P. Hampton, Executive Vice President, Orphan and Primary Care Business Units and International Operations	George P. Hampton has served as our executive vice president, orphan and primary care business units and international operations since February 2016. Previously, Mr. Hampton served as our executive vice president, orphan business unit and international operations from August 2015 to February 2016 and as our group vice president, international operations from April 2015 to August 2015. Prior to joining Parent as a full-time employee, Mr. Hampton served as our consultant since 2008.	United States

David G. Kelly, Executive Vice President, Secretary and Managing Director, Ireland	David G. Kelly has served as our company secretary since November 2014 and as our executive vice president, managing director, Ireland, since September 2014. Prior to joining Parent, Mr. Kelly served as chief financial officer of the Vidara Therapeutics Group from February 2012 to September 2014, and was previously chief financial officer of AGI Therapeutics plc, a publicly-listed Irish pharmaceutical company, from May 2005 to January 2012.	Ireland

Barry J. Moze, Executive Vice President, Corporate Development	Barry J. Moze has served as our executive vice president, chief operating officer since February 2016. Prior to that, Mr. Moze served as our executive vice president, corporate development since May 2014. In addition, Mr. Moze has spent more than 28 years as partner of Crystal Clear Communications, a consulting firm.	United States

Jeffrey W. Sherman, M.D., FACP, Executive Vice President, Research and Development and Chief Medical Officer	Jeffrey W. Sherman, M.D., FACP, has served as our executive vice president, research and development and chief medical officer since September 2014. From June 2011 until September 2014, Dr. Sherman served as our executive vice president, development, manufacturing and regulatory affairs and chief medical officer, and from June 2009 until June 2011, Dr. Sherman served as our executive vice president, development and regulatory affairs and chief medical officer. From June 2009 to June 2010, Dr. Sherman served as president and board member of the Drug Information Association (DIA). Dr. Sherman currently serves as DIA liaison to the Clinical Trial Transformation Initiative, a public-private partnership, and also serves on the Board of Advisors of the Center for Information and Study on Clinical Research Participation. Dr. Sherman is an adjunct assistant professor of Medicine at the Northwestern University Feinberg School of Medicine.	United States

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
John B. Thomas, Executive Vice President, Strategy and Investor Relations	John B. Thomas has served as our executive vice president, strategy and investor relations since May 2015. Previously, Mr. Thomas was vice president of investor relations and public affairs for Abbott Laboratories, a healthcare company, and president of the Abbott Fund from 2005 until May 2015. Mr. Thomas currently serves on the Board of Professional Directors for the Meek School of Journalism and New Media at the University of Mississippi.	United States

William F. Daniel*	William F. Daniel has served as a director since September 2014. Mr. Daniel, a Chartered Director and Chartered Accountant, was elected to the position of President of the Institute of Directors of Ireland in May 2013 and served in that role until May 2015, and was originally elected to the board of the Institute of Directors in Ireland in June 2010. In February 2015, Mr. Daniel was appointed to the board of directors of Malin Corporation plc, a newly established Irish-based global life sciences company. Most recently, he was Executive Vice President and Company Secretary of Elan Corporation plc, a biotechnology company, and served in that role from December 2001 until the merger of Elan with Perrigo Company plc in December 2013.	Ireland

Michael Grey*	Michael Grey has served a director since September 2011 and as lead independent director since August 2012. In addition, Mr. Grey has served as president and chief executive officer of Amplyx Pharmaceuticals, Inc., a biotechnology company, since October 2015, as chairman and chief executive officer of Reneo Pharmaceuticals, Inc., a biotechnology company, since September 2014 and as a venture partner at Pappas Ventures since January 2010. From February 2011 to June 2014, Mr. Grey served as president and chief executive officer of Lumena Pharmaceuticals, Inc., a biotechnology company, which was acquired by Shire plc in June 2014. Mr. Grey also serves on the board of directors of BioMarin Pharmaceutical Inc. and Mirati Therapeutics, Inc., each a public biopharmaceutical company, and on the board of directors of Amplyx Pharmaceuticals, Inc., Balance Therapeutics, Inc., Biothera Pharmaceuticals, Inc., Selventa, Inc. and Ziarco Group Ltd.	United States/ United Kingdom

Jeff Himawan, Ph.D.*	Jeff Himawan, Ph.D., has served as a director since July 2007. In 1999, Dr. Himawan joined Essex Woodlands Health Ventures, L.P., a venture capital firm, where he now serves as a managing director. Dr. Himawan also currently serves on the board of directors of Catalyst Biosciences, Inc., a public biopharmaceutical company, MediciNova, Inc., a public biopharmaceutical company, and Light Sciences Oncology, Inc.	United States

Virinder Nohria, M.D., Ph.D.*	Virinder Nohria, M.D., Ph.D., has served as a director since September 2014. Previously, Dr. Nohria was director of Vidara Therapeutics International Public Limited Company from December 2011 until September 2014. Dr. Nohria also serves on the board of directors of Promentis Pharmaceuticals Inc. and Sebela Pharmaceuticals, Inc. Dr. Nohria co-founded Vidara Therapeutics, Inc. in 2011 and most recently served as its president and chief medical officer from April 2011 to September 2014. Dr. Nohria is a board-certified neurologist with special qualification in child neurology.	United States/ United Kingdom

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Ronald Pauli*	Ronald Pauli has served as a director since September 2011. Mr. Pauli has served as chief financial officer of BioQ Pharma, Inc., a private specialty pharmaceutical company since August 2014. Prior to that, Mr. Pauli served as chief financial officer at Sagent Pharmaceuticals, Inc. from April 2007 to August 2012.	United States

Gino Santini*	Gino Santini has served as a director since March 2012. Mr. Santini currently serves as the chairman of the board of directors of AMAG Pharmaceuticals, Inc., a public biopharmaceutical company, and serves on the board of directors of Intercept Pharmaceuticals, Inc., a public biopharmaceutical company, Vitae Pharmaceuticals, Inc., a public biotechnology company, Allena Pharmaceuticals, Inc., Artax Biopharma Inc., Collegium Pharmaceutical, Inc. and Intarcia Therapeutics. From June 1983 to December 2010, Mr. Santini held various leadership positions of increasing responsibility at Eli Lilly and Company and capped his career as a member of the company’s executive committee and as the senior vice president of corporate strategy and business development.	United States/ Italy

H. Thomas Watkins*	H. Thomas Watkins has served as a director since April 2014. Previously, Mr. Watkins was director, president and chief executive officer of Human Genome Sciences (HGS), a biopharmaceutical company, from 2004 until HGS was acquired by GlaxoSmithKline in 2012. Mr. Watkins is the chairman of the board of directors of Vanda Pharmaceuticals, Inc., a public biopharmaceutical company. He is also a member of the board of directors of the Biotechnology Industry Organization and a member of the board of visitors of The College of William and Mary.	United States

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below. Unless otherwise indicated, the business address of each director and executive officer of Purchaser is 150 South Saunders Road, Lake Forest, IL 60045. Directors are identified by an asterisk.

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Timothy P Walbert, President and Chief Executive Officer*	See response for Parent	United States

Paul W. Hoelscher, Executive Vice President and Chief Financial Officer*	See response for Parent	United States

Brian Beeler, Executive Vice President and Secretary	See response for Parent	United States

Jeffrey W. Sherman, Ph.D., Executive Vice President and Chief Medical Officer	See response for Parent	United States

Robert F. Carey, Executive Vice President and Chief Business Officer	See response for Parent	United States

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Hand or Overnight Mail:

American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can contact the Information Agent at the email address and telephone number set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free: (800) 322-2885